 As filed with the Securities and Exchange Commission on July18, 2008
Registration No. 333-129919

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Post Effective Amendment No. 4 to Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CS Financing Corporation
(Exact name of registrant as specified in its charter)

DELAWARE	6162	20-3345780
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

21Tamal Vista Blvd.  Suite #230

Corte Madera, California 94925

(415) 927-7302

(Address, including zip code, and telephone number,

including area code, of registrant’s principal

executive offices)

Timothy R. Redpath

Chief Executive Officer

21 Tamal Vista Blvd.  Suite #230

Corte Madera, California 94925

(415) 927-7302

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Approximate date of commencement of proposed sale to public:  From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective date registration statement for the same offering.☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Securities and Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

Prospectus

CS FINANCING CORPORATION

$100,000,000 Five Year Notes — Series A

We are offering up to $100,000,000 in aggregate principal amount of our Five Year Notes — Series A (“5 Year Notes”) on a continuous basis. A minimum initial investment of $25,000 is required. An investment in the 5 Year Notes is speculative and the 5 Year Notes should only be purchased by investors who can afford to lose their entire investment.

We will issue the 5 Year Notes in denominations of at least $5,000, subject to the initial minimum investment requirement of $25,000. The 5 Year Notes shall mature five years from the date of issuance. The 5 Year Notes shall bear interest at a fixed rate (calculated based upon a 360-day year) of ten percent (10%). We will pay interest on a 5 Year Note monthly; the first interest payment commencing thirty (30) days from issuance.

We are offering the 5 Year Notes on a continuous basis through registered broker dealers but without an underwriter. We do not have to sell any minimum amount of 5 Year Notes to accept and use the proceeds of this offering. We cannot estimate what portion, if any, of the 5 Year Notes we are offering will be sold. We have not made any arrangement to place any of the proceeds from this offering in an escrow, trust or similar account. You will not be entitled to the return of your investment. The 5 Year Notes are not listed on any securities exchange and there is no public trading market for the 5 Year Notes. We have the right to reject any subscription, in whole or in part, for any reason.

We may at our option redeem the 5 Year Notes after two years and upon at least 30 days written notice to you.

You should read this prospectus and any applicable amended prospectus or prospectus supplement carefully before you invest in the 5 Year Notes. These 5 Year Notes are our general unsecured obligations and are subordinated in right of payment to all our future senior debt. Payment of the 5 Year Notes is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC), any governmental or private insurance fund, or any other entity. We will not contribute funds to a separate account such as a sinking fund to use to repay the 5 Year Notes.

See “Risk Factors” beginning on page 4 for certain factors you should consider before buying the 5 Year Notes.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Other Offering Expenses	Selling Commission	Proceeds to Company
Per 5 Year Note	$ 5,000	$ 14.52	$150.00	$4,835.48	(1)
Total	$100,000,000	$290,223	$3,000,000	$96,709,767	(2)
___________________________
(1)	Does not include possible commissions payable to any future underwriter which may be retained by the Company.

(2)
We will receive all of the net proceeds from the sale of the 5 Year Notes, which, if we sell all of the 5 Year Notes covered by this prospectus, we estimate will total approximately $96,709,767 after expenses.

The date of this prospectus is July 18, 2008.

PROSPECTUS SUMMARY ...1

Our Company ...1

The Offering ...1

Summary Financial Data ...3

RISK FACTORS ...4

FORWARD-LOOKING STATEMENTS ...12

USE OF PROCEEDS ...12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES ...12

SELECTED FINANCIAL DATA... 12

BUSINESS ...14

Overview ...14

Lending Activity ...14

Land Developer’s Project Life Cycle ...15

Financing a Land Development Project ...15

Market Overview ...16

Economic Considerations and Trends ...17

Competition ...17

Intercreditor Agreement ...18

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS... 20

Overview ...20

Cash Management ...21

Capital Resources and Results of Operation ...21

Off-Balance Sheet Arrangements ...21

Liquidity ...21

Director and Officers Insurance ...21

Certain Relationships and Related Party Transactions ...22

Affiliated Parties; Jeff Gardner’s Ownership of Gardner Affiliates ...22

Affiliated Parties; Hennessey Financial Monthly Income Fund, LP ...22

Affiliated Parties; Capital Solutions Distributors, LLC ...22

Affiliated Parties; Mark Williams, Chief Financial Officer ...22

MANAGEMENT ...24

Directors and Executive Officers ...24

Corporate Governance: Nominating, Audit & Compensation Committee... 26

Executive Compensation ...27

Directors Compensation ...29

Security Ownership of Certain Owners and Management……………………………………………………………………………….................................................................................................................................................................................29

DESCRIPTION OF 5 YEAR NOTES ...32

Issuance... 32

Form of Investment ...32

Suitability Standards ...32

Interest ...33

Payment or Redemption by Holders of the 5 Year Notes ...33

Redemption by Us... 33

Redemption if Balance Falls Below $25,000 ...33

Priority ...33

Subordination ...33

No Restrictions on Additional Debt or Business ...33

Modification of Indenture ...33

Place, Method and Time of Payment ...34

Events of Default ...34

Satisfaction and Discharge of Indenture ...35

Reports ...35

Service Charges ...35

Transfer ...35

Concerning the Trustee ...35

PLAN OF DISTRIBUTION ...37

LEGAL MATTERS………………………………………………………………………………………………………...……37

EXPERTS ...37

WHERE YOU CAN FIND MORE INFORMATION ...37

INDEX TO FINANCIAL STATEMENTS ...F-1

You should rely only upon the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell 5 Year Notes only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the 5 Year Notes.

PROSPECTUS SUMMARY

This summary highlights selected information and does not contain all the information that may be important to you. You should carefully read this prospectus, any related prospectus supplement and the documents we have referred you to in “Where You Can Find More Information” for information about us. In this prospectus, references to “we,” “us” and “our” refer to CS Financing Corporation.

Our Company

We were incorporated in the State of Delaware on August 19, 2005. Our principal office is located at 21 Tamal Vista Blvd., Suite 230, Corte Madera, California 94925. Our telephone number is (415) 927-7302.

Our business is to make, purchase and service certain real estate development project loans.  We may do this by financing or investing directly in real estate development projects, or we may finance or invest in other companies that, in turn, finance or invest in real estate development projects. Generally we expect to make real estate loans that straddle the middle ring of the capital structure of a real estate development project. We refer to this kind of real estate development project financing as “Mezzanine”.  Mezzanine loans are subordinate to the senior debt financing (usually a first mortgage lender) but senior to the equity capital in the event of a default.

As of June 30, 2008 our biggest investment is a $2.5 million investment in unsecured notes with Assured Financial (“Assured”) which is affiliated with Jeff Gardner who holds interests in other real estate companies.  Assured  is a  real estate lender.  This represents, as of June 30, 2008, approximately 31% of the total proceeds from the sale of the 5 Year Notes.

The Offering

Securities Offered
We are offering up to $100,000,000 in aggregate principal amount of our 5 Year Notes. The 5 Year Notes are governed by an indenture between us and U.S. Bank National Association, as trustee. The 5 Year Notes do not have the benefit of a sinking fund. See “Description of 5 Year Notes.”

Denominations	Increments of at least $5,000.

Minimum Investment	A minimum initial investment of $25,000 is required.

Form of Investment	Investments in 5 Year Notes may be made by check or wire.

Interest Rate	10% per annum fixed interest rate, calculated using 360-day year.

Payment of Interest	Interest is payable monthly commencing 30 days from your purchase of the 5 Year Note.

5 Year Maturity	5 Year Notes shall mature 5 years from the date of your purchase.

Redemption by Us	We may redeem the 5 Year Note after two years and upon 30 days written notice to you for a price equal to principal plus interest accrued to the date of redemption.

Redemption by You/Investor	You will not be able to redeem the 5 Year Notes prior to the 5 year maturity date.

Subordination
5 Year Notes are subordinated, in all rights to payment and in all other respects, to all of our debt, except debt that by its terms expressly provides that such debt is not senior in right to payment of the 5 Year Notes.  Senior Debt includes, without limitation, all of our bank debt and any line of credit we may obtain in the future. This means that if we are unable to pay our debts when due, the Senior Debt would all be paid first before any payment would be made on the 5 Year Notes. Any intercompany debt that may be owed by us to any affiliate or subsidiary shall not be considered Senior Debt.

Event of Default
Under the indenture, an event of default is generally defined as a default in the payment of principal and interest on the 5 Year Notes which is not cured for 30 days, our becoming subject to certain events of bankruptcy or insolvency, or our failure to comply with provisions of the 5 Year Notes or the indenture which failure is not cured or waived within 60 days after receipt of a specific notice.

Transfer Restrictions	Transfer of a 5 Year Note is effective only upon the receipt of valid transfer instructions by the registrar from the 5 Year Note holder of record.

Trustee	U.S. Bank National Association, a national banking association.

Use of Proceeds
If all the 5 Year Notes offered by this prospectus are sold we expect to receive approximately $96,709,767 in net proceeds after deducting all costs and expenses associated with this offering, except for commissions to selling agents. We intend to use substantially all of the cash proceeds from this offering to make Mezzanine real estate loans, finance Mezzanine real estate lending companies, invest in Mezzanine real estate lending companies and to provide our working capital.

Risk Factors	See “Risk Factors” and other information included in this prospectus and any prospectus supplement for a discussion of factors you should carefully consider before investing in the 5 Year Notes.

Summary Financial Data

The following table summarizes certain financial data of our business. You should read this summary together with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and related notes included elsewhere in this prospectus.  The summary balance sheet data, and the summary of operations data, as of December 31, 2006 and 2007, have been derived from our audited financial statements that are included in this prospectus.  The financial information three months ended March 31, 2007 and 2008 is unaudited.

	August 19, 2005 (inception) to December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2007	Three Months Ended March 31, 2007	Three Months Ended March 31, 2008
Statement of operations data:	(Audited)	(Audited)	(Audited)	(Unaudited)	(Unaudited)

Interest and fee income	$ -	$ -	$ 335,475	$ 5,733	$ 180,437

Operating expenses	$ 27,462	$ 231,440	$ 1,523,821	$ 251,810	$ 494,620

Operating loss	(27,462)	(231,440)	(1,188,346)	(246,077)	(314,183)

Loss before income taxes	(27,462)	(231,440)	(1,188,346)	(246,077)	(314,183)

Net loss	(27,462)	(231,440)	(1,188,346)	(246,077)	(314,183)

Basic and diluted loss per common stock	(35.34)	(206.27)	(499.92)	(103.52)	(132.18)

	December 31, 2006	December 31, 2007	March 31, 2008
	Audited	Audited	Unaudited
Selected Balance sheet data for period ended:
Cash	$ 127,271	$ 2,488,784	$ 1,534,170
Finance receivables	-	31,849	161,968
Other Receivables	-	-	-
Prepaid insurance	78,750	78,750	56,250
Investments in Notes Receivable	-	2,500,000	2,978,000
Fixed Assets	-	29,575	27,472
Debt Placement Costs, net	396,525	862,109	858,298
Loan Origination Costs, net	20,000	17,333	16,333
Liabilities	474,434	7,052,915	6,999,189

Stockholder’s equity (deficit)	163,779	(1,024,567)	(1,338,750)

RISK FACTORS

Our operations and your investment in the 5 Year Notes are subject to a number of risks. Management has described below all risks that it believes are material to your investment. You should carefully read and consider these risks, together with all other information in this prospectus, before you decide to buy the 5 Year Notes. If any of the following risks actually occur, our business, financial condition or operating results and our ability to repay the 5 Year Notes could be materially adversely affected.

Unless we sell a substantial amount of 5 Year Notes, we may be forced to discontinue our business because me may not be profitable. .

We have had net losses since inception and we had an accumulated deficit (unaudited) as of March 31, 2008 of $1,761,431 which reflects expenditures necessary for the start of company operations and professional fees and services.    We believe our ability to continue as a going concern depends, in large part, on our ability to raise sufficient capital through this offering to enable us to receive profits by making Mezzanine real estate loans. If we are unable to raise such additional capital, we may be forced to discontinue our business.

We may not sell enough 5 Year Notes to successfully pursue our business model, which would result in our not being able to repay the 5 Year Notes.

We are currently offering the 5 Year Notes through several registered broker-dealers. While we intend to sell up to $100,000,000 in principal amount of 5 Year Notes, there is no minimum amount of proceeds that must be received from the sale of 5 Year Notes in order to accept proceeds from 5 Year Notes actually sold.  The recent deterioration of certain sectors of the real estate, credit and mortgage markets has created increased uncertainty and volatility, while lowering confidence in overall financial markets. This may negatively impact our ability to successfully sell the 5 Year Notes.  If we do not sell an adequate amount of 5 Year Notes, we will be unable to successfully pursue our business model and our ability to repay the 5 Year Notes will be impaired. As of June 30, 2008, we have sold $8,035,000 of 5 Year Notes, and have lent, or have committed to lend, within the next 180 days $4,977.798 to finance real estate activities.  To-date our sale of 5 Year Notes has been limited.

We have limited operating history for you to evaluate and determine if we have the ability to generate sufficient cash flow to repay the 5 Year Notes.

 We have limited prior operating history from which to evaluate our success, or our likelihood of success in operating our business, generating any revenues or achieving profitability.  As of June 30, 2008, we have sold $8,035,000 of 5 Year Notes, and have lent, or are committed to lend within the next 180 days, $4,977,798 to finance real estate activities. To date, our sales of 5 Year Notes have been limited.  This business is highly competitive. Our business model may not be successful and we may never attain profitability. We anticipate that we will incur losses in the near future.

A decline in the real estate development and construction markets will impair our ability to make investments.

The business of developing and selling commercial and residential real estate properties is subject to a number of risks. The real estate development and construction industry is cyclical and is affected by consumer confidence levels, prevailing economic conditions and interest rates. A variety of factors affect the demand for new real estate construction and development, including, without limitation, economic cycles, competitive pressures, the availability and cost of labor and materials, changes in costs associated with real estate ownership, changes in consumer preferences, demographic trends and the availability of mortgage financing. Because the borrowers on the underlying real estate transactions engage in commercial and residential real estate development and construction, we are directly and materially affected by the same risks inherent to the commercial and residential real estate development and construction industries. Recently, the U.S. has experienced deterioration in certain sectors of the real estate, credit and mortgage markets which may negatively impact our ability to make suitable real estate investments.  Any reduction in the cash flows, income of or financial condition of commercial and residential real estate development and construction companies by reason of any of these factors or others may significantly impair their ability to pay us, which would increase the possibility that delinquencies would occur and that we could incur losses and 5 Year Note holders lose some or all of their investment.

A decline in real estate value will impair the collateral for our investments thereby increasing the likelihood that we would suffer a loss and be unable to repay all or a portion of the 5 Year Notes upon liquidation of the collateral.

Declining real estate values will increase the probability of a loss in the event of a default on the underlying real estate transaction. As noted elsewhere in these risk factors, the U.S. has recently been experiencing deterioration in certain sectors of the real estate market.  As a result, the value of the real estate or other collateral securing our loans may not, at any given time, be sufficient to satisfy the outstanding principal amount and accrued interest on our loans. If the primary and third party borrowers were to default, and the collateral was insufficient, we would suffer a loss and a 5 Year Note holder may lose some or all of his investment.

If we are unable to pay any of our creditors, we may have to liquidate our assets for less than fair market value which would substantially reduce our ability to repay the 5 Year Notes.

In addition to the 5 Year Notes we issued pursuant to this prospectus, we may borrow money from other parties to raise cash for our operations. If we are unable to repay any such indebtedness when due, and we are unable to obtain additional financing or other sources of capital, we may be forced to sell off our loan receivables and other assets at a discounted price or we might be forced to cease our operations and you could lose some or all of your investment.

An increase in market interest rates may result in a reduction in our liquidity and profitability and impair our ability to repay the 5 Year Notes.

Sustained, significant increases in interest rates could unfavorably impact our liquidity and profitability by reducing the interest rate spread between the rate of interest we receive on loans and interest rates we must pay under our 5 Year Notes and any bank debt we incur. Any reduction in our liquidity and profitability could diminish our ability to pay principal and interest on the 5 Year Notes.

Our 5 Year Notes are not insured or guaranteed by any third party and repayment is dependent on our ability to generate sufficient cash flow.

Our 5 Year Notes are not insured or guaranteed by the FDIC, any governmental agency or any other public or private entity as are certificates of deposit or other accounts offered by banks, savings and loan associations or credit unions. You are dependent upon our ability to effectively manage our business to generate sufficient cash flow, including cash flow from our financing activities, for the repayment of principal and interest on the 5 Year Notes. If these sources are inadequate, you could lose your entire investment.

Payment on the 5 Year Notes is subordinate to the payment of all outstanding senior debt, and the indenture does not limit the amount of senior debt we may incur.

The 5 Year Notes are subordinate and junior to any and all senior debt. There are no restrictions in the indenture regarding the amount of senior debt or other indebtedness that we or our subsidiaries may incur. Upon the maturity of any senior debt, by lapse of time, acceleration or otherwise, the holders of any senior debt may have first right to receive payment in full prior to any payments being made to you as a 5 Year Note holder. Therefore, you would only be repaid if funds remain after the repayment of any senior debt.

Our operations are not subject to regulatory requirements designed to protect investors and an investment in the 5 Year Notes will not enjoy the same regulatory protection received by investors in other regulated businesses.

Our operations are not subject to the stringent regulatory requirements imposed upon the operations of commercial banks, savings banks and thrift institutions and are not subject to periodic compliance examinations by federal banking regulators. Therefore, an investment in our 5 Year Notes does not have the regulatory protections that the holder of a demand account or a certificate of deposit at a bank does. The return on your investment is completely dependent upon our successful operation of our business. To the extent that we do not successfully operate our business, our ability to repay the principal and interest on the 5 Year Notes will be impaired.

The indenture does not contain covenants to protect your investment in the 5 Year Notes.

The 5 Year Notes do not have the benefit of extensive covenants. The covenants in the indenture are not designed to protect your investment if there is a material adverse change in our financial condition or results of operations. For example, the indenture does not contain any restrictions on our ability to create or incur senior debt or other debt or to pay dividends or any financial covenants (such as a fixed charge coverage or minimum net worth covenants) to help ensure our ability to repay the principal and interest on the 5 Year Notes. In addition, the indenture does not contain covenants specifically designed to protect you if we engage in a highly leveraged transaction. Therefore, the indenture provides very little protection of your investment.

We are subject to many laws and governmental regulations, and any changes in these laws or regulations, or if we do not comply with these laws and regulations, may materially adversely affect our financial condition and business operations.

Our operations may be subject to regulation by federal authorities and state banking, finance, consumer protection and insurance authorities and are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions on our operations which, among other things, require that we obtain and maintain certain licenses and qualifications, and limit the interest rates, fees and other charges we may impose in our finance business. Although we believe we are in compliance in all material respects with applicable laws, rules and regulations, any change in such laws, or in the interpretations thereof, will make our compliance with such laws more difficult or expensive or otherwise adversely affect our financial condition and ability to repay the 5 Year Notes.

The 5 Year Notes are risky and speculative investments and if you cannot afford to lose your entire investment, you shouldn’t invest.

You should be aware that the 5 Year Notes are risky and speculative investments suitable only for investors of adequate financial means. If you cannot afford to lose your entire investment, you should not invest in the 5 Year Notes. If we accept an investment, and we have the right to reject any potential investor, you should not assume that the 5 Year Notes are a suitable and appropriate investment for you.

Our lack of a significant line of credit could affect our liquidity and ability to repay the 5 Year Notes.

We are operating without a line of credit.  Without a line of credit, we will be more dependent on the proceeds from the 5 Year Notes for our continued liquidity. If the sale of the 5 Year Notes is not increased substantially, or is significantly curtailed for any reason, our ability to meet our obligations, including our obligations with respect to the 5 Year Notes offered hereby and federal income taxes, could be materially and adversely affected.

There is no sinking fund to ensure repayment of the 5 Year Notes and repayment is dependent on our ability to generate sufficient cash at maturity.

We do not contribute funds to a separate account, commonly known as a sinking fund, to repay the 5 Year Notes. Because funds are not set aside periodically for the repayment of the 5 Year Notes, you must rely on our cash flow from operations and other sources of financing for repayment. To the extent cash flow from operations and other sources are not sufficient to repay the 5 Year Notes, you may lose all or a part of your investment.

If we cannot collect all of our finance receivables, our ability to repay the 5 Year Notes will be impaired.

Our liquidity is dependent on, among other things, the collection of our receivables or the redemption of our investments. We will continually monitor the delinquency status of our receivables and promptly institute collection activities on delinquent accounts but these efforts may ultimately prove unsuccessful. Collections of our receivables are also likely to be affected by economic conditions in the real estate market. Furthermore, since we may not perfect our security interest in collateral for loans, we may not be able to recover the full amount of outstanding receivables by resorting to the sale of collateral or receipt of insurance proceeds. Any failure by us, for any reason, to collect nearly all of our finance receivables will substantially impair our ability to repay the 5 Year Notes.

Additional competition may decrease our liquidity and profitability, which would adversely affect our ability to repay the 5 Year Notes.

We compete for business with a number of large national companies and banks that have substantially greater resources, lower cost of funds, and a more established market presence than we have. If these companies increase their marketing efforts to include our market niche of borrowers, or if additional competitors enter our markets, we may be forced to reduce our interest rates and fees in order to maintain or expand our market share. Any reduction in our interest rates or fees could have an adverse impact on our liquidity and profitability and our ability to repay the 5 Year Notes.

If we redeem the 5 Year Notes, you may not be able to reinvest the proceeds at comparable rates.

We may, at our option, redeem at any time the 5 Year Notes upon at least 30 days written notice. In the event we redeem your 5 Year Note, you would have the risk of reinvesting the proceeds at the then-current market rates which may be higher or lower and may not provide you with an acceptable rate of return.

Conflicts of interest may reduce our profitability and ability to repay the 5 Year Notes.

Timothy R. Redpath and Michael W. Bozora control a majority of the outstanding membership interests of Capital Solutions Associates, LLC which is the general partner of Capital Solutions Management LP, which, in turn, owns all of the outstanding shares of our voting capital stock. Accordingly, Messrs. Redpath and Bozora will be able to exercise significant control over our affairs, including, without limitation, the election of officers and directors, operational decisions and decisions regarding the 5 Year Notes. In addition, there are no contractual or regulatory limits on the amounts we can pay to Messrs. Redpath and Bozora or other affiliates. Mr. Redpath is the Company’s Chief Executive Officer, Treasurer and Secretary and Mr. Bozora is the Company’s President. See “Potential Conflicts of Interest.”

Payment of interest and principal on the 5 Year Notes will be dependent on the credit decisions, solvency and willingness to do business with us to the extent we invest through other Mezzanine lenders.

  We may lend funds to other real estate lenders.  As of the date of this prospectus, our largest investment has been in unsecured notes of Assured.  Accordingly, to the extent we lend to other mezzanine real estate lenders, we will be dependent upon these other lenders with respect to the investment and reinvestment of its assets and to service the transactions that underlie their Mezzanine real estate financing.  We will also be dependent upon these other lenders to initiate eligible financing transactions and service the same. The bankruptcy of these other lenders, their failure to service their  mezzanine real estate loans, the cessation of loan originations by these other lenders or their inability to initiate sufficient transactions to fully use all our assets would have a negative impact on our returns.

Our dependence on a small number of parties will make our investment portfolio susceptible to high levels of default resulting in special risk to our investors.

Our investment strategy is, to make Mezzanine real estate loans, and to invest in companies making Mezzanine real estate loans. The eligibility requirements for our investment portfolio limit the percentage of our assets that are invested in Mezzanine real loans or investments with a single party to 40%. Accordingly, our investment portfolio may ultimately be dependent upon the credit of a small number of parties.  If Hennessey, or its affiliates, were to become insolvent or were for any reason to default on a loan, such event would have a greater impact on us than would be the case if our eligibility requirements included smaller limits on credit concentration. A default by Hennessey would have a material adverse effect on our performance and cause us to suffer substantial losses.

Our borrowers’ credit enhancements may lapse or be insufficient to collateralize interest payments on the 5 Year Notes.

We may require our borrowers (including the other Mezzanine lenders we may lend to), to purchase and pledge to us irrevocable letters of credit. The size, of any letters of credit, is subject to negotiations between us and our borrower.  These irrevocable letters of credit are intended to act as additional collateral to ensure that these other borrowers, make interest payments to us. However, we do not intend to require these other borrowers, to purchase and pledge to us irrevocable letters of credit that exactly match the maturity of each loan. Rather, they will be required to renew any irrevocable letters of credit as they approach expiration. Thus, there is a risk that any irrevocable letters of credit may have expiration dates that are different from the maturity dates of the loans. Were these other borrowers, to default on paying interest on its loan to us, and they were unable to renew the irrevocable letters of credit, it is possible that the aggregate amount of the irrevocable letters of credit would be insufficient to cover the accrued interest on the loan. If one or more of these other borrowers, does not pay us, we may not be able to pay interest on the 5 Year Notes.

A default by our borrowers will increase the risk that we may not generate sufficient cash to repay the 5 Year Notes.

If a borrower were to default on our loan, we would bear the risk on the underlying Mezzanine real estate transaction that was pledged to us as collateral. If the ultimate borrower in the Mezzanine real estate transaction fails to perform its obligations for any reason, we may suffer a loss that impacts our ability to repay the 5 Year Notes.

Failure to perfect security interests granted to us will increase the risk that we may suffer a loss and be unable to repay all or a portion of the 5 Year Notes.

We may, or may not, obtain mortgages and/or other collateral from our borrowers.  If we do obtain mortgages and/or other collateral, our borrowers must give us mortgages and/or financing statements, and these must be filed by our borrowers in connection with each transaction pledged as collateral to us for our loan to our borrowers. In the event a mortgage or financing statement is not filed with respect to a transaction, or if a security interest in the assets transferred or pledged, is not perfected under local real estate law or the Uniform Commercial Code, our interest in such assets would be unperfected and subject to the rights of other creditors.  In addition, we will not have a priority lien or mortgage on the assets or real estate collateral, and to protect our collateral position, may have to pay off other senior lien holders. As a result, it is possible that another creditor could file a mortgage or financing statement covering the assets subject to our interest despite our borrowers’ (or its borrowers) representation as to the absence or priority of other liens. In such event, the other creditor could have priority over us with respect to such assets and we may incur a loss that impacts our ability to repay the 5 Year Notes.

Lack of insurance will increase the risk that we may suffer a loss and be unable to repay all or a portion of the 5 Year Notes.

In certain circumstances where the cost is prohibitive, we may not require other borrowers, to provide us with title insurance covering any real estate, or interest in real estate, securing our loan to them or with property and casualty insurance insuring our collateral against damage. To the extent a dispute over title develops, or our collateral is damaged, and other borrower, does not have sufficient funds to replace or restore the collateral, we may incur a loss that impacts our ability to repay the 5 Year Notes.

Absence of a market for our investments will increase the risk that we may not generate sufficient cash at maturity to pay the 5 Year Notes.

Our investments are not expected to be publicly registered under the Securities Act of 1933, as amended, or the securities laws of any other jurisdiction. As a result, we may have difficulty selling our investments, unless they are registered under applicable Federal and state securities laws, or unless an exemption from such registration requirements is available. In addition, there is currently no established secondary market for our investments and there is no assurance that an established secondary market for such investments will develop or be sufficiently liquid to permit the resale of our investments. For these reasons and others, our investments will be illiquid. Consequently, disposition of such investments may be difficult or require a lengthy time period.

If we default under the 5 Year Notes or the indenture, the trustee will be paid all amounts owed the trustee before any payments are made to holders of 5 Year Notes.

Under the terms of the indenture, the trustee is granted a lien on the property which serves as collateral for the 5 Year Notes. The trustee’s lien is superior to that securing the 5 Year Notes and secures the payment to the trustee of the amounts due to it under the terms of the indenture, including any amounts we owe to the trustee pursuant to indemnification provisions within the indenture. In the case of a default, the trustee’s lien will entitle it to be paid any sums owed the trustee before you receive any payments.

Our lack of assets will increase the risk that we may not be able to make interest payments on the 5 Year Notes.

Other than assets purchased with the proceeds from the sale of 5 Year Notes, we do not have any other assets or capital reserves from which to make interest payments on the 5 Year Notes. A default by one of our other borrowers, will substantially impair our ability to repay the 5 Year Notes.

The loss of key personnel will impair our ability to generate sufficient investment income to repay the 5 Year Notes.

We will rely on key personnel in both our company, other Mezzanine lenders and other borrowers for advice on underwriting and originating mezzanine real estate financing transactions. Our key personnel include both Messrs. Redpath and Bozora. If such key personnel were unable to perform their duties due to death, disability, termination of employment or other causes, it would be difficult for us to make credit decisions and originate investments until new personnel were identified and retained.  No key man life insurance policies have been procured.

Foreclosure by a priority lien holder may result in the loss of our investment and impair our ability to repay the 5 Year Notes.

Our investments can be secured by financing statements, assignments of mortgages or deeds of trusts on buildings and/or property. However, our investments are generally subordinated to other senior and priority secured lenders that have financed the majority of the underlying transaction. If the real estate owner defaults, the senior secured lenders will foreclose on the collateral. If the market value of the collateral falls to an amount which would only provide full repayment to the senior secured lender, our borrowers will incur a loss and we may lose some, or all, of our investment if our borrowers are unable to pay us from other assets. In addition, to protect our collateral, in the event a senior secured lender forecloses on real estate where we have a subordinated mortgage, we will have to redeem the senior secured lender’s position. We, or our borrowers, may not have assets, or access to assets, sufficient for such redemption.

Our focus on credit-impaired borrowers will make our investment portfolio susceptible to high levels of default resulting in risk to our investors.

We may lend money to, or accept loans as collateral from borrowers that are either unable or unwilling to obtain financing from traditional sources, such as commercial banks. Loans made to such individuals or entities may entail a high risk of delinquency and loss. Higher than anticipated delinquencies, foreclosures or losses may result in our inability to pay the interest or principal on the 5 Year Notes.

The impact of certain environmental laws and regulations may result in the collateral for our investments losing value and our inability to repay all or a portion of the 5 Year Notes.

Our ability to foreclose on the real estate collateralizing our loans may be limited by environmental laws. These laws pertain primarily to commercial properties that require a current or previous owner or operator of real property to investigate and clean up hazardous or toxic substances or chemical releases on the property. In addition, the owner or operator of such real property may be liable to a governmental entity or third parties for property damage, personal injury, and investigation and cleanup costs relating to the contaminated property. It is possible that environmental contamination of land taken by us as collateral would not be discovered until after the loan was made. In addition to federal or state regulations, lenders, owners or former owners of a contaminated site may be subject to state, local and common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. Any loss in collateral value may result in our inability to repay the 5 Year Notes.

Our practice of deferring principal payments on land development loans until the senior lender has been paid off may result in losing some of the value of our collateral and our inability to repay all or a portion of the 5 Year Notes.

We anticipate deferring principal payment on land development loans until after the senior lender has been paid off. Rather than receive small payments on each lot sale, we will be deferring these payments so the loans have a larger principal balance earning interest and less senior debt ahead of our loans. Once the senior lender has been paid off, we would then receive accelerated repayments and ultimately receive full repayment on the loan before the borrower can withdraw any significant profits. However, by deferring principal payments to the end of a project, we may significantly increase our risk. At the end of a project, most of the collateral will have already been sold and the proceeds used to repay the senior lender. That means there is less collateral available to secure our loan.

If we are unable to attract additional customers or source and complete additional financing transactions, we will have insufficient revenue to repay the 5 Year Notes.

We intend to raise capital through the sale of the 5 Year Notes.  In order for us to make interest payments on the 5 Year Notes, we will need to lend the proceeds from this offering (less offering expenses and working capital) to other parties at rates considerably higher than the 10% yield on the Notes. If we are unable to complete such l financing transactions, we will not generate sufficient investment income to meet our repayment obligations of the 5 Year Notes.

Until we are able to generate revenue, we are relying on our largest shareholder to fund our operations and should that financing cease we would be unable continue operations.

Capital Solutions Management, L.P. (“CSM”), our largest shareholder, has in the past financed our operations by purchase of our shares. We had a subscription agreement with CSM that required it to continue to finance our ordinary and reasonable working capital requirements by purchasing additional shares until December 31, 2006.  CSM is partially owned and totally controlled by Messrs. Redpath and Bozora who are also our officer and directors.  Our agreement with CSM expired and there is no further commitment on behalf of CSM to fund our operations.  We will be unable to continue to finance our business activities or obtain additional customers unless we generate sufficient proceeds from this offering or generate financing revenues.

Our officers and directors have broad discretion to allocate the proceeds of this offering and if the proceeds of this offering are allocated to uses other than performing investments with a high yield, our ability to repay the 5 Year Notes will be impaired.

We have broad discretion to allocate the proceeds of this offering, including the ability to allocate to working capital purposes.  Any use of proceeds, other than allocated to performing high yield investments, will decrease our ability to repay the 5 Year Notes.  The yield on our investments is the only means we have to pay interest and principal on the 5 Year Notes.

Certain officers and directors have voting control of the Company.

Messrs. Redpath and Bozora serve as officers and directors of our company. They also each own and control 50% of Capital Solutions Associates, LLC, which is the general partner of Capital Solutions Management, L.P. and our controlling shareholder.  Messrs. Redpath and Bozora will have total control of the company both before and after completion of this offering including, without limitation, the ability to elect officers and directors, final say on all operational decisions and decisions regarding the 5 Year Notes.  In addition, there are not contractual or regulatory limits on the amounts we can pay to Messrs. Redpath and Bozora although increases to their compensation are subject to the approval of the Compensation Committee (composed of independent directors) of the Company’s Board of Directors.

We have entered into an intercreditor agreement that, in certain circumstances, restricts our ability to collect from certain affiliates of Jeff Gardner (Jeff Gardner and his affiliates are collectively referred to as "Gardner")

We have entered into an intercreditor agreement with Hennessey Financial Monthly Income Fund, LP (“HFMIF”) whereby HFMIF, also a creditor of Hennessey, allows us, in certain circumstances, to collect 20% of our outstanding loans to Gardner in return for our agreement to divide subsequent collections on a pro-rated basis with HFMIF.  As such, in a liquidation of the assets of Gardner we would need to remit a portion of the proceeds to HFMIF which reduces the amount available for us to collect.

There can be no assurance that our investment objective will be achieved or that a holder of a 5 Year Note will not lose a portion or all of his or her investment.

To the extent we are unable to meet our investment objective of realizing a rate of return in excess of 15% on our investments, we will be unable to meet some or all of our interest or principal payment obligations to holders of 5 Year Notes.

We may change the interest rates on the 5 Year Notes and of any prior or subsequent series that may be offered, provided that no such change shall affect any 5 Year Note of any series issued prior to the date of change.

The interest rate on your 5 Year Note is fixed.  If we increase the interest rate payable to future series of 5 Year Notes, your interest rate will remain the same.

We may at any time borrow money from a lending institution on a secured or unsecured basis that would have priority over the 5 Year Notes.

The 5 Year Notes will be subordinate and junior to any and all senior debt that we incur by borrowing from some other source. There are no restrictions in the indenture regarding the amount of senior debt or other indebtedness that we or our subsidiaries may incur. Upon the maturity of any senior debt, by lapse of time, acceleration or otherwise, the holders of any senior debt may have first right to receive payment in full prior to any payments being made to you as a 5 Year Note holder. Therefore, you would only be repaid if funds remain after the repayment of any senior debt.

We reserve the right to withdraw or cancel the offering at any time.  In the event or a withdrawal or cancellation, orders previously received will be irrevocable and no funds will be refunded.

Once you have purchased a 5 Year Note investment, other than interest payments, you will not be entitled to the return of your investment until the 5 Year Notes mature in 5 years.  If we withdraw or cancel this offering without having raised sufficient funds to implement our investment strategy, we may be unable to earn sufficient amounts to pay our overhead and interest payments on the 5 Year Notes.

FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus, including, but not limited to the “Management’s Discussion and Analysis or Plan of Operation”, contain forward-looking statements regarding our business, financial condition, and results of operations and prospects that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by us or on our behalf. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “would” or variations of such words and similar expressions are intended to identify such forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions.  These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. All such statements are therefore qualified in their entirety by reference to the factors specifically addressed in the section entitled “Risk Factors” in this prospectus. New risks can arise and it is not possible for management to predict all such risks, nor can management assess the impact of all such risks to our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements speak only as of the date of this Prospectus, except as otherwise noted.  We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this prospectus, other than as required by law.
USE OF PROCEEDS

If we sell all of the 5 Year Notes offered by this prospectus, we estimate that the net proceeds will be approximately $96,709,767 after deduction of additional estimated offering expenses of $290,223 and selling commissions of $3,000,000. We will pay all of the expenses related to this offering.

These cash proceeds will be received in varying amounts from time to time as 5 Year Notes are sold. We expect to use the net cash proceeds from the sale of the 5 Year Notes to make Mezzanine real estate loans, finance other Mezzanine real estate lending companies (such as Assured), invest in other Mezzanine real estate lending companies, and for working capital and other general corporate purposes. Working capital will consist of our future general administrative expenses such as officer salaries, rent, etc. and does not include approximately $258,903 of offering expenses already paid by our parent on our behalf.  We do not intend to use proceeds from this offering to reimburse our parent for such expenses.   We may lend no more than 40% of the net cash proceeds to any single borrower (and its affiliates).  Our largest investment, as of the date of this prospectus, is with Assured, to whom we have lent 31% of the net proceeds from the sale of 5 Year Notes.  Assured is affiliated with Jeff Gardner.

There is no minimum number or amount of 5 Year Notes that we must sell to receive and use the proceeds from the sale of 5 Year Notes. If we do not sell enough 5 Year Notes, we will be unable to purchase investments in sufficient quantities to attain a yield large enough to pay interest on the 5 Year Notes.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31, 2006		Year Ended December 31, 2007		Three Months Ended March 31, 2007	Three Months Ended March 31, 2008
	(Audited)		(Audited)		(Unaudited)	(Unaudited)
Loss before income taxes	$(231,440)		$(1,188,346)		$(246,077)	$(314,183)
Total fixed charges	_		_		_	_
Ratio of earnings to fixed charges	_	_	_	_	_	_
_____________________________________
(-)	The ratio of earnings to fixed charges cannot be calculated due to a loss for all periods presented.

SELECTED FINANCIAL DATA

The following table summarizes certain financial data of our business. You should read this summary together with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and related notes included elsewhere in this prospectus.  The summary balance sheet data, and the summary of operations data, as of December 31, 2006 and 2007, have been derived from our audited financial statements that are included in this prospectus.  The financial information three months ended March 31,  2007 and 2008 is unaudited.

	August 19, 2005 (inception) to December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2007	Three Months Ended March 31, 2007	Three Months Ended March 31, 2008
Statement of operations data:	(Audited)	(Audited)	(Audited)	(Unaudited)	(Unaudited)

Interest and fee income	$ -	$ -	$ 335,475	$ 5,733	$ 180,437

Operating expenses	$ 27,462	$ 231,440	$ 1,523,821	$ 251,810	$ 494,620

Operating loss	(27,462)	(231,440)	(1,188,346)	(246,077)	(314,183)

Loss before income taxes	(27,462)	(231,440)	(1,188,346)	(246,077)	(314,183)

Net loss	(27,462)	(231,440)	(1,188,346)	(246,077)	(314,183)

Basic and diluted loss per common stock	(35.34)	(206.27)	(499.92)	(103.52)	(132.18)

	December 31, 2006	December 31, 2007	March 31, 2008
	Audited	Audited	Unaudited
Selected Balance sheet data for period ended:
Cash	$ 127,271	$ 2,488,784	$ 1,534,170
Finance receivables	-	31,849	161,968
Other Receivables	-	-	-
Prepaid insurance	78,750	78,750	56,250
Investments in Notes Receivable	-	2,500,000	2,978,000
Fixed Assets	-	29,575	27,472
Debt Placement Costs, net	396,525	862,109	858,298
Loan Origination Costs, net	20,000	17,333	16,333
Liabilities	474,434	7,052,915	6,999,189

Stockholder’s equity (deficit)	163,779	(1,024,567)	(1,338,750)

BUSINESS

Overview

We were incorporated in the State of Delaware on August 19, 2005. Our principal office is located at 21 Tamal Vista Blvd., Suite 230, Corte Madera, California 94925. Our telephone number is (415) 927-7302.

Our business is to make, purchase and service certain real estate development project loans.  We may do this by financing or investing directly in real estate development projects, or we may finance or invest in other companies that, in turn, finance or invest in real states development projects. Generally we expect to make real estate loans straddle the middle ring of the capital structure of a real estate development project. We will call this kind of real estate development project financing as “mezzanine”.  Mezzanine loans are subordinate to the senior debt financing (usually a first mortgage lender) but ahead of the equity partners in the event of a default.  Our real estate lending will primarily finance four types of activities: residential construction; commercial construction development; investment property; and land development.  The term of the underlying loans will generally range from six to thirty-six months.

As of June 30, 2008 we have lent approximately 31% of the net proceeds from the sale of the 5 Year Notes to Assured. Assured is a real estate lender and is affiliated with Jeff Gardner who holds interest in other real estate companies. We do not intend to lend any more money to Assured or other companies affiliated with Jeff Gardner (which include: Hennessey Financial, Heritage Development, Inc., Argus, LLC, and Omni Investment Properties, LLC).

We finance Mezzanine real estate transactions either by financing the transaction directly or by financing other Mezzanine real estate lending companies.  Financing made through Assured will involve real estate lending primarily in Minnesota and Wisconsin.  Financing made directly by us is expected to focus on Mezzanine real estate transactions in California and the neighboring states of Arizona, Nevada, and Oregon, as well as in Florida.  However, we will also consider financing transactions in other states.

Lending Activity

Our Mezzanine real estate lending will primarily finance four types of activities: residential construction; commercial construction development; investment property; and land development. The term of the underlying loans will generally range from six to thirty-six months.

i.
Residential Construction. Where appropriate, we will provide construction loans to finance residential construction focusing on builder/borrowers providing loans with wide appeal, generally limiting exposure to homes valued above the median home price for the builder’s area. Typically, a builder’s construction loan is repaid with the proceeds from the sale of the home to the ultimate homeowner, with interest accruing and compounding to the closing date. Some of the homes will be “pre-sold” (i.e., the ultimate homeowner has signed a purchase agreement to purchase the home from the builder upon completion of construction). Many of the homes, however, will not have a pre-determined ownership status. In these instances, we, either directly or via our borrowers, will provide Mezzanine financing for model and “spec” homes for builders meeting appropriate lending criteria and standards. Because of the relatively conservative senior financing of approximately 75% loan-to-value, a subordinate position on this type of financing, in our opinion, will be well secured. As such, this is an area where we will occasionally consider lending to credit impaired or sub-prime borrowers. We expect such lending to be limited to transactions where our collateral position is well secured and the collateral value clearly established.

ii.
Commercial Construction Development. We will provide qualified borrowers with Mezzanine financing to augment the builder’s equity or down payment. This financing will primarily remain in a subordinate position for all collateral involved, with the builder’s contribution subordinate to our financing. Loan-to-value positions will vary from project to project. Key statistics used in the determination of the allowable loan-to-value of these transactions will include the strength of borrower, building size and intended use, pre-leasing success, anticipated debt service coverage ratios and the cash position involved. An additional component of this financing will be the ability to fund or support the equity position through the initial lease-up of new construction projects.

iii.
Investment Property. We will also provide Mezzanine financing for many types of real estate investments. Typical transactions included in this classification would be office and industrial properties (both owner-occupied and market derived), apartment properties and retail properties of both single and multiple usages. The ability to provide Mezzanine financing to augment the owner’s cash or equity position will greatly enhance the ability to obtain primary financing at favorable, more competitive rates. This classification will also encompass many instances where the obligor requires a bridge loan between construction and stabilized occupancy. One key byproduct of using Mezzanine financing on the development of investment property is that with a subordinate position securing the financing from a range of 65% to 95% loan-to-value (with the primary lender being in first position up to 65% and entitled to be paid in full before our company can be paid), the obligor will be able to secure a blended cost of funds at a favorable rate.

iv.
Land Development. Land development financing is a unique and specialized lending process that warrants more detailed discussion to understand our attraction to these types of transactions. See “Land Developer’s Project Life Cycle” and “Financing a Land Development Project” for a discussion that summarizes the activities that a developer undertakes to develop land, including an example of a typical land development project.

Land Developer’s Project Life Cycle

In the experience of our management team, it typically takes approximately three years from the time a land developer selects and purchases property for development until the sale of all the lots in that development. Multi-phase projects can take longer to completely develop and sell-out, but such projects mitigate risk by controlling the amount of debt incurred and the number of subdivided real estate parcels being brought into a particular market at any one time.

Developers seek to minimize risks by purchasing an option on the land subject to conditions related to appropriate approvals and engineering studies, that if not acceptable, give the developer the right to rescind the purchase. Cancellation of a project, however, is not a common occurrence due to the developer’s pre-purchase investigation of the land and the developer’s analysis of the likelihood of regulatory approval. If all necessary approvals are granted, the developer then exercises its option to actually purchase the land and begin construction. If the necessary approvals are not granted, or if problems arise during the pre-construction phase, the developer may abandon the project with only its earnest money and pre-construction costs at risk, thereby suffering only minimal loss.

Financing a Land Development Project

We intend to finance transactions related to land development projects after the necessary approvals are granted and after the engineering studies are completed. We do not intend to finance land speculation. For example, a developer will gain control of a tract of land by signing a binding option agreement with a landowner. A relatively small amount of the developer’s earnest money is at stake to secure this option — typically $10,000 to $100,000. If a developer receives all necessary approvals and decides to proceed with a development project it will then purchase the land and begin construction. It is at this point that we will provide Mezzanine-financing. A senior lender, such as a bank, will provide the bulk of a project’s financing — usually 70% to 80% of the total cost needed to purchase the land and sub-divide it. Our financing, and collateral, will be subordinate to the senior lender but ahead of the developer’s equity and capital.

As the developer progresses through the construction phase, it will sign sales agreements with builders who will purchase the developed lots when they are complete. Once builders begin to purchase the lots the loan repayment process starts. Senior lenders usually mandate a loan repayment schedule that accelerates their full pay off. For example, a senior lender that has provided 70% of a project’s funding may have its entire principal and interest paid back when the development project has been 60% sold out. As each lot is sold, both the senior lender and the Mezzanine lender must release their collateral interest in that specific lot. The proceeds from the sale of each lot are used primarily to pay back the lenders with a minor portion, if any, going to the developer.

We anticipate deferring principal payment on such loans until after the senior lender has been paid off. Rather than receive small payments on each lot sale, we will be deferring these payments so the loans have a larger principal balance earning interest and less senior debt ahead of our loans. Once the senior lender has been paid off, we would then receive accelerated repayments and ultimately receive full repayment on the loan before the developer can withdraw any significant profits. However, by deferring principal payments to the end of a project, we may significantly increase our risk. At the end of a project, most of the collateral will have already been sold and the proceeds used to repay the senior lender. That means there is less collateral available to secure our loan but, at the same time, the collateral that remains should have less encumbrances.

Market Overview

In lending directly, we expect to focus our business in California, Florida and neighboring states to California (Arizona, Nevada, and Oregon), but also expect to conduct business in other states.  With respect to our investment in a note issued by Assured, Assured operates primarily in Minnesota and Wisconsin.

For the major geographic areas we are likely to lend in, permit and construction numbers are listed below.  Permit activity and construction values were obtained from the U.S. Census Bureau - Building Permits for each of these markets and are for residential construction.  We expect residential construction to be the primary real estate activity that we lend for.  More detailed information can be obtained from Builders Associations in each market.  All statistics are through December 31, 2007, unless otherwise noted. These markets were chosen due to their perceived stability and our management’s, and Assured’s, familiarity with transactions in these areas.

California – San Francisco Bay Area

We have gathered statistics for the greater metro area counties, including San Francisco, Marin, Alameda, Contra Costa, San Mateo and Santa Clara.

There have been 10,661, 10,435, 5,021 and 6,978 single family housing permits issued through December 31, 2004, 2005, 2006, and 2007, respectively.  The number of permits issued through December 31, 2007 is a 39% increase from the same period in 2006.  The number of permits issued through December 31, 2006 is a 51.9% decline from the same period in 2005.  The number of permits issued through December 31, 2005 is a 2.2% decrease from 2004.

Multi-family housing permits issued through December 31, 2004, 2005, 2006, and 2007 are for 9,958, 10,061, 12,582, and 7,744 respectively, of planned units.  The number of permits issued through December 31, 2007 is a 38.5% decrease from the same period in 2006.  The number of permits issued through December 31, 2006 is a 25% increase from the same period in 2005.  The number of permits issued through December 31, 2005 is a 1% increase from 2004.

Total construction value for single family and multi-family units in the selected area through December 31, 2004, 2005, 2006 and 2007 is nearly $4.185 billion, $4.536 billion, $4.238 billion, and $3.428 billion, respectively.  The construction value through December 31, 2005, 2006 and 2007 is a 7.8% decrease, 7% increase, and 19.2% decrease, respectively, over the same time period for the immediately prior year.

Greater Minneapolis/St. Paul Region

We have gathered statistics for the greater metro area counties, including Anoka, Carver, Chisago, Dakota, Hennepin, Ramsey, Sherburne, Scott, Washington, and Wright. There have been 17973, 15,266, 10,816, 6,885 single family housing permits issued through December 31, 2004, 2005, 2006 and 2007, respectively.  The number of permits issued through December 31, 2007 is a 36.4% decrease from the same period in 2006.  The number of permits issued through December 31, 2006 is a 29.2% decrease from the same period in 2005.  The number of permits issued through December 31, 2005 is a 15.1% decrease from the same period in 2004.

Total construction value for single family and multi-family units in the selected area through December 31, 2004, 2005, 2006 and 2007 is nearly $4.260 billion, $ 3.944 billion, $3.065 billion, and $2.041 billion respectively.  The construction value through December 31, 2005, 2006 and 2007 is a 7.5% decrease, 22.3% decrease, and 33.5% decrease, respectively, over the same time period for the immediately prior year.

                Greater Milwaukee Metro Area

Statistics for the five-county surrounding area were taken from U.S. Census Bureau Building Permits for Wisconsin Counties. We have selected Kenosha, Milwaukee, Ozaukee, Washington and Waukesha counties as most representative of our intended Wisconsin activity. There have been 4,674, 4,223, 3,296, and 2,579 single family housing permits issued through December 31, 2004, 2005, 2006 and 2007, respectively.

The number of permits issued through December 31, 2007 is a 29.8% decrease from the same period in 2006.  The number of permits issued through December 31, 2006 is a 22% decrease from the same period in 2005.  The number of permits issued through December 31, 2005 is a 9.7% decrease from the same period in 2004.

Total construction value for single family and multi-family units in the selected area through December 31, 2004, 2005, 2006 and 2007 is nearly $1.267 billion, $1.284 billion, $1.017 billion, and $0.859 billion respectively.  The construction value through December 31, 2005, 2006 and 2007 is a 1.3% increase, 20.8% decrease, and 17.5% decrease, respectively, over the same time period for the immediately prior year.

                Ft. Myers/Sarasota, West Central, Florida Region

Statistics for a four-county surrounding area were taken from U.S. Census Bureau Building Permits for Florida Counties. We have selected Charlotte, Lee, Manatee and Sarasota counties as most representative of our intended Florida activity. There have been 29,178, 36,508, 23,735, and 7,503 single family housing units issued through December 31, 2004, 2005, 2006 and 2007, respectively.

The number of permits issued through December 31, 2007 is a 68.4% decrease from the same period in 2006.  The number of permits issued through December 31, 2006 is a 35% decrease from the same period in 2005.  The number of permits issued through December 31, 2005 is a 25.1% increase from the same period in 2004.

Total construction value for single family and multi-family units in the selected area through December 31, 2004, 2005, 2006 and 2007 is nearly $5.924 billion, $8.117 billion, $6.120 billion, and $2.227 billion respectively.  The construction value through December 31, 2005, 2006 and 2007 is a 37% increase, 24.6% decrease, and 63.6% decrease, respectively, over the same time period for the immediately prior year.

New Markets

In addition, we will continue to research and invest in other geographic regions throughout the U.S., that we deem qualified, appropriate and consistent with the goals and objectives of the company and its debt holders.

Economic Considerations and Trends

Although we are dependent upon the overall economic conditions of the real estate market, we intend to offer loan products in diverse loan types and geographical areas. We believe this will help us stabilize the inherent cyclical inconsistencies exhibited by the general real estate market. Our loan types would include residential construction, residential land development, commercial construction, commercial land development and investment properties. See “Investment Strategy; Collateral Categories.”

Competition

In our targeted markets, there are a number of competitors that specialize in providing secured mezzanine financing to the real estate industry. Our direct competitors in the Mezzanine financing are private individuals, real estate equity and venture funds, and some specialty finance companies. This competition may intensify should some major national or international finance companies direct their financing activity into our intended business.  The non-Mezzanine real estate finance market is also, highly competitive, particularly with senior financing alternatives provided by numerous banks, funds and institutions. To the extent we are not providing senior financing, we will not be competing with these senior financing sources.

Servicing the Mezzanine market requires not only capital, but also a high degree of expertise in development, construction, property values, real estate law and loan administration. We believe our experience in these matters will provide us with a competitive advantage over potential competitors.

Dependence on one or a few major Borrowers

Assured, an affiliate of Jeff Gardner, is our largest single borrower at this time.  As of June 30, 2008, we have $2,500,000 of unsecured notes from Assured and which represents approximately 31% of the proceeds from the sale of 5 Year Notes in unsecured notes issued by Assured.  The notes we hold from Assured have an interest rate of 15% per annum.  Even though we do not expect to lend any  more funds to Assured (or any other affiliates of Jeff Gardner), the 31% currently invested in Assured loans means we will be dependent upon Assured with respect to this investment and to service the transactions that underlie Assured’s Mezzanine real estate financing. Our initial success will depend on the abilities of Assured to finance and service Mezzanine real estate development projects.

Collateral Arrangements

We have contracted with U.S. Bank National Association to act as our Custodian to assist us in managing collateral.

Pursuant to the custodian agreement, our assets, including funds received from the sale of the 5 Year Notes, will be transferred from time to time to the our Cash Account at the Custodian for investment. Funds directed for investment will be transferred by the Custodian from the Cash Account to a Collateral Account established with the Custodian pursuant to the Collateral Agreement to be disbursed as described below. The Custodian will also receive funds from the Collateral Account relating to payments received from our loans and other investments which will be deposited in the Cash Account. Under the terms of the Custodian Agreement, funds in the Cash Account may only be distributed at our direction to:

i.	the Collateral Account for the purchase of additional investments or making additional loans,

ii.	holders of the 5 Year Notes as a payment of principal or interest,

iii.	legal and accounting fees,

iv.	insurance premiums,

v.	other operating expenses or to us for working capital purposes, or

vi.	the Administrator, Trustee or Custodian in payment of its fees or expenses.

The Custodian will also hold our investments and release such investments upon receipt of payment thereon.

For example, funds with respect to loans to a borrower will be transferred from the Cash Account to the Collateral Account pursuant to the terms of an Administrator Agreement and then the loan proceeds may be disbursed directly to the  borrower.

It is expected that Custodian will transfer all funds out of the Collateral Account on a daily basis. We will direct the Administrator as to the allocation of such funds. The portion of such funds required to make interest payments on the 5 Year Notes, or required for working capital, will be transferred to the Cash Account. The balance of funds will remain in the Collateral Account and be reinvested by us. Funds in the Collateral Account may be directed only to:

i.	to the Cash Account,

ii.	to be reinvested in loans or other investments; or

iii.	to holders of the 5 Year Notes as principal and interest.

If a borrower, for example, is in default on any obligation under its loan agreement with us, then such excess amounts shall be retained in the Collateral Account for application first to interest or principal on any defaulting Note relating to a transaction with the underlying defaulting obligor, and then to amounts due on any interest or principal of any defaulting Note to an affiliate relating to a transaction involving the same defaulting obligor.

Intercreditor Agreement

We have entered into a subordination and Intercreditor agreement with Hennessey Financial Monthly Income Fund, LP (“HFMIF”).   (“Intercreditor Agreement”).  Since HFMIF is also a creditor of certain affiliates of Jeff Gardner (Jeff Gardner and his affiliates are collectively referred to as "Gardner") which includes Assured, the Intercreditor Agreement enumerates the rights of each party to the assets of Gardner in the event of a default by Gardner.  Basically, the Intercreditor Agreement requires us to divide recovered assets of Gardner with HFMIF, after we have recovered 20%, in proportion to our outstanding loans to Hennessey versus HFMIF’s outstanding loans to Gardner.

Regulatory Matters.

Company’s operations may be subject to regulation by federal authorities and state banking, finance, consumer protection and insurance authorities and are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions on Company’s operations which, among other things, require that Company obtain and maintain certain licenses and qualifications, and limit the interest rates, fees and other charges Company may impose in Company’s finance business. Although Company believes it is in compliance in all material respects with applicable laws, rules and regulations, any change in such laws, or in the interpretations thereof, will make Company’s compliance with such laws more difficult or expensive.

If Company lends directly to developers, contractors or individuals, Company may be required, in certain states, to obtain lending licenses.  For example, in California, Company must obtain a lenders license under California’s Finance Lenders Law.  Company has submitted an application to obtain such a license, and will submit license application in other states, where required, and where Company intends to lend directly.

Environmental Laws.

The Company’s need to comply with environmental laws may arise when Company forecloses on property.  Environmental laws pertain primarily to commercial properties that require a current or previous owner or operator of real property to investigate and clean up hazardous or toxic substances or chemical releases on the property. In addition, the owner or operator of such real property may be liable to a governmental entity or third parties for property damage, personal injury, and investigation and cleanup costs relating to the contaminated property. It is possible that environmental contamination of land taken by Company as collateral would not be discovered until after the loan was made. In addition to federal or state regulations, lenders, owners or former owners of a contaminated site may be subject to state, local and common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property.   See “Risk Factors—the impact of certain environmental laws and regulations may result in the collateral for our investments losing value and our ability to repay all or a portion of the 5 Year Notes” above.

Employees.

As of June 30, 2008, the Company has three total employees who work full time for the Company.

Description of Property.

The executive offices of the Company are located at 21 Tamal Vista Blvd., Suite 230, Corte Madera, California 94925.  On March 23, 2007, the Company entered into a two-year lease for its offices.    The initial lease term of two years expires March 31, 2009.

Legal Proceedings.

The Company may be, from time to time, subject to various pending and threatened legal actions which arise out of the normal course of its business. The Company is not a party to any pending legal or administrative proceedings and no such proceedings are known to be contemplated.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Overview

CS Financing Corporation (the “Company” or “we” or “our”) was incorporated in Delaware on August 19, 2005 for the purpose of financing mezzanine real estate transactions.  We are a wholly-owned subsidiary of Capital Solutions Management, L.P., a Delaware limited partnership (“Parent Company”).  Our business is to make, purchase and service certain real estate development project loans.  We may do this by financing or investing directly in real estate development projects, or by financing or investing in other companies that, in turn, finance or invest in real estate development projects. Generally we expect to make real estate loans that straddle the middle ring of the capital structure of a real estate development project. We will refer to this kind of real estate development project financing as “Mezzanine”.  Mezzanine loans are subordinate to the senior debt financing (usually a first mortgage lender) but senior to the equity capital in the event of a default. To make Mezzanine loans, we use proceeds of the Company’s offering of Five Year Notes – Series A (the “Notes”) which commenced on November 22, 2006 and which is continuing under Rule 415 of the Securities Act of 1933, as amended (the “Offering”).  Our Mezzanine real estate lending will primarily finance four types of activities:  residential construction, commercial construction, investment property, and land development.  The term of the underlying loans will generally range from six to sixty months.

As of June 30, 2008, we have invested approximately 31% of the net proceeds from the Notes in Assured Financial LLC, a Minnesota limited liability company which is affiliated with Jeff Gardner who also owns interests in other affiliated real estate companies (including, Hennessey Financial, Heritage Development, Inc.  Argus, LLC, and Omni Investment Properties, LLC).  Assured is a mezzanine real estate lender that operates in the upper Midwest.   We do not expect to lend any additional amounts to Assured.

We expect to lend the rest of the net proceeds of the Offering to other lenders and borrowers.

As of June 30, 2008, the Company loaned Real Equity Solutions, Inc. (“RES”) $1,980,485 in the form of a promissory note.  RES is a senior (1st position) real estate lender with a 1st position secured loan on properties located in California.  The notes mature in 2009 at an interest rate of 15% and are secured. Once we have completed our lending on these properties we will have invested approximately $4,977,798 of the net proceeds from the sale of our Notes with an effective interest rate of more than 15%.  On a notational basis the interest, points and fees from the existing investments plus the loans that will be funded within the next 180 days (described above) exceed the annual 10% interest payments due under the outstanding Notes.  On a current cash flow basis the current investment income is still insufficient to cover the interest payments on the Notes.  The coverage of our Note interest payments by our cash flow should improve as we receive payments of interest and fees on loans.

The Company believes that the slowing real estate market  and the turmoil in the credit markets has provided an opportunity for the Company to make loans on undervalued properties with a greater yield, better covenants and at a loan-to-value ratio that should increase when the real estate market recovers.  Likewise, we believe that the primary reason a borrower might be considered credit impaired today is that the real estate market is soft; when the market improves we anticipate that the credit quality of such borrowers will also increase.

On November 22, 2006, the Company received notice of the effectiveness of its registration statement on Form S-1 registering the Offering of the Notes.  Since then we have secured sales-distribution agreements with certain NASD broker-dealer members for the distribution of Notes in the Offering.  We have sold, as of June 30, 2008, $8,035,000 of Notes.  These sales are below our expectations primarily because our difficulty in finding distributing brokers.

The Notes are registered, under the applicable state Blue Sky laws in 3 states.  We have pending Blue Sky registration applications pending in several other states.  However, we expect to focus our selling efforts, in the future, in California, Arizona, and Florida and may relinquish our registrations in the other states and withdraw pending applications in the remaining states.

We have had net losses since inception.  We had an accumulated deficit as of March 31, 2008 of $1,761,431 which reflects expenditures necessary for the start of our operations and professional fees and services.  At this time, we believe our ability to continue as a going concern depends in large part on our ability to raise sufficient capital through the sale of Notes which in turn will enable us to make Mezzanine real estate loans and receive revenue from our lending activity.  If we are unable to raise such additional capital and make loans, we may be forced to discontinue our business.

Liquidity

The primary source of our liquidity will come from interest and fees earned on our loans and investments.  We expect loan and investment repayments of principal, interest and fees, which are scheduled to be paid in 2009, will provide adequate liquidity.  However, current liquidity is being provided by the proceeds from the sale of the Notes.

Capital Resources and Results of Operation

Our current capital resources have been provided by the proceeds of the Offering.  To date, our material commitments include professional fees for legal compliance as well as operations and commissions paid to selling broker-dealers.  These expenses will be paid from cash flow from operations or from proceeds of the Offering.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements, as defined in Item 303(c)(2) of Regulation S-B promulgated under the Securities Act of 1933, as amended.

Cash Management

In addition to our primary investment strategy of financing Mezzanine real estate development projects, we may, from time to time at our discretion, invest in cash, United States Dollar institutional money market funds and short term United States Treasury Bills. While cash is in the Cash Account, it may be invested by the Administrator in the US Bank Prime Money Market or other investments in money market funds rated at least “AAA-m” or “AAA-mg” by Standard & Poors and “Aaa” by Moody’s or as otherwise approved in writing by us.

Director and Officers Insurance

On November 15, 2006, and November 15, 2007, the Company renewed an insurance policy which covers its officers and directors in the event they are sued in connection with the performance of their duties as they relate to the Company.  The premiums for such insurance policy have been financed by a third party.

Changes in Accountants

During 2007, with Board approval, the Company hired L.L. Bradford & Company, a Las Vegas based Western region independent public accounting firm, as its independent accountants.  Previously Company had retained the independent accounting firm of Virchow, Krause & Co., a regional Midwest public accounting firm, which audited the Company’s financial statements for the 2006 fiscal year.  The Company has had no disagreements with Virchow, and changed accountants because the Company’s operations are in California.  Company’s financial statements for 2006 fiscal year have been re-audited by L.L. Bradford & Company and are included in this post-effective amendment of the S-1..

Market Risk

Company holds cash and cash equivalents, as of March 31, 2008 of $1,534,170  (amounts for June 30, 2008 are $574,187)  in bank money market accounts.  The cash or cash equivalents in these bank accounts are subject to custodial credit risk and most of the cash and cash equivalents is uninsured and uncollateralized.  These accounts bear interest at a variable rate set by the bank.

Company has also invested in notes receivable, as part of its real estate financing activities.  As of March 31, 2008 Company’s notes receivable were $2,978,000 (notes receivable as of June 30, 2008 were $4,480,485) ..  The nominal interest rate on these notes vary between 12.5 % and 15% per annum with a maturity dates through May 1, 2009 – actual rates of return are higher because of points and other cash payments made with respect to each investment.  Upon the maturity of these notes Company, may, or may not, be able to obtain a similar or greater interest rate upon reinvestment of the principal of these notes receivable.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Certain Relationships

Capital Solutions Management, LP.     As of June  30, 2008, Capital Solutions Management, L.P. (“CSM”) owns 100% of the outstanding common stock of Company and Messrs. Redpath and Bozora each control 50% of Capital Solutions Associates, LLC which is the sole general partner and has sole control of CSM.    Capital Solutions Associates, LLC also owns 75% of the Limited Partnership interests in CSM.    Charles T. Thompson owns 10% of the Limited Partnership interest in Capital Solutions Management, L.P.    The other 15% of the Limited Partnership interests in CSM are owned by 12 individual investors with no investor owning more than 3%.

Jeff Gardner and Jeff Gardner’s Affiliates.    We have loaned, but do not intend to make additional loans in the future, from the net proceeds from the sale of Notes to Jeff Gardner (“Gardner”) and his affiliates. We have lent, $2.5 million to Assured which is a Jeff Gardner affiliate.  Gardner also owns companies that may borrow money from Assured and he will receive profit from the transaction underlying our loan. In addition, since Gardner also owns and controls Assured, he has considerable influence over any loan from Assured to its affiliates and the transaction may not be arm’s length.

Hennessey Financial Monthly Income Fund, LP (“HFMIF”).   Messrs Bozora and Redpath, either individually or through companies they control, were affiliated with HFMIF as managers and investment managers until December 5, 2007, in addition to being the placement agent for HFMIF.  HFMIF is also engaged in mezzanine real estate financing.  There are a number of potential conflicts of interests.  Through December 5, 2007, CSM (our parent company) was the manager and investment manager of HFMIF, and Messrs Bozora and Redpath could potentially offer real estate opportunities to HFMIF which are not offered to Company – however as of December 5, 2007, CSM , resigned as manager and investment manager of HFMIF.   As the placement agent of HFMIF securities, an affiliated company of Messrs Bozora and Redpath, Capital Solutions Distributors, LLC, could potentially offer prospective investors the opportunity to invest in HFMIF rather than the Notes.   In addition, if HFMIF terminated any or all of its relationships with the affiliated companies of Messrs Bozora and Redpath, such a termination would likely have a negative financial impact on the affiliated companies and this negative financial impact may impair our officers’ and directors’ ability to make independent decisions on behalf of us.   We have also entered into an Intercreditor Agreement with HFMIF which governs our collection rights against Assured and collateral it may hold.

Capital Solutions Distributors, LLC.   Certain of our officers, directors and shareholders own, either directly or beneficially, Capital Solutions Distributors, LLC (“CSD”) which is a registered broker-dealer. CSD is the selling agent for the HFMIF and should we retain an underwriter, CSD may participate in the underwriting and/or distributing of the Notes for compensation. To the extent CSD participates in the selling of the Notes, our officers and directors will have a conflict of interest.

Chief Financial Officer and General Counsel.  Messrs Mark Williams, our chief financial officer, and Richard Dobson, our General Counsel, also serve as financial and legal advisors, respectively, to, among others, CSM and its affiliates,    In circumstances where we need financial and accounting  or legal advice on inter-company transactions, our chief financial officer  and /or general counsel will have potential conflicts of interest.

Related Transactions.

Theodore Ammiro and Andrew Reglia, both directors of ours, perform consulting services to us under a consulting agreement, dated November 2007, between us and Real Equity Solutions, Inc. (“RES”), a California corporation controlled by Mr. Ammiro, a member of our Board of Directors.  As of June 30, 2008, $109,741 has been paid pursuant to the consulting agreement.

In February 2008 we agreed to provide a loan facility to RES.  The loan facility is used to fund RES’ commercial real estate financing operations, which are typically secured by a 2nd deed of trust on the property.  RES will pay interest at an annual rate of 15% from all loans made under this lending facility.  The first funded transaction was to loan money for the completion of a residential property in Marin County, CA. Company’s loan to RES is secured by the deed of trust on the property.  As of June 30, 2008 we have loaned $1,980,485 under this facility and have committed to lending an additional $487,315 with the next 180 days of the date of this Prospectus.

The Board has determined, under its standard for “independence” which is Rule 303A.02 of the NYSE, that the consulting and lending relationship among us, RES, and Messrs Ammiro and Regalia is not a “material relationship” and that Messrs Ammiro and Regalia continue to be “independent” Directors.

We have, as of the date of this prospectus, acquired $2,500,000 of principal amount unsecured notes from Assured Financial LLC which is an affiliated company of Jeff Gardner.

Director “Independence”.

Our Board of Directors has adopted NYSE Rule 303A.02 as its standard of “independence”.  A Director will not be considered "independent" under this standard unless the Board affirmatively determines that the Director has no material relationship with us. In making this determination, the Board will broadly consider all facts and circumstances the Board deems relevant from the standpoint of the Director and from that of persons or organizations with which the Director has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships among others.

Under this standard, a Director is not independent if:

(i)        The director is, or has been within the last three years, an employee of the Company, or an immediate family member is, or has been within the last three years, an executive officer, of the Company.

(ii)       The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

(iii)       (A) The director or an immediate family member is a current partner of a firm that is the Company's internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the Company's audit within that time.

(iv)      The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that other company's compensation committee.

(v)       The director is a current employee, or an immediate family member is a current executive officer, of another company that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues.

The Board of Directors has determined that all Directors of Company, except Messrs Bozora and Redpath, are “independent” Directors.  The Board has determined specifically that the consulting arrangement between us and Messrs Ammiro and Reglia is not a “material relationship” which would disqualify them from being “independent”.

MANAGEMENT

Directors and Executive Officers

As of the date of this prospectus, the directors and executive officers are as set forth below.  There are no family relationships between or among any directors or officers:

Name	Age	Position
Michael W. Bozora	58	President, Director
Timothy R. Redpath	50	Chief Executive Officer, Treasurer, Secretary, Director
Mark Williams	50	Chief Financial Officer
Richard Dobson	61	General Counsel
Theodore J. Ammiro	60	Director
Alfred W. Williams	63	Director
Dean Mark Brosche	56	Director
Andrew M. Regalia, Jr.	58	Director

Michael W. Bozora; President, Director

Before co-founding the Company in 2005, Mr. Bozora was a co-founder of Capital Solutions Management, L.P., a registered investment advisor (2002), as well as Capital Solutions Distributors, a FINRA licensed broker/dealer (2004). Prior to his involvement with these entities, Mr. Bozora served as a Senior Managing Director in the private client services group at Bear Stearns & Co., Inc. Before joining Bear Stearns in 2001, Michael was a Managing Director at SG Cowen Securities Corporation where he served as branch manager of the San Francisco office from 1999 to 2001. From 1994 to 1999, Michael was a Senior Vice President of Prudential Securities Incorporated (San Francisco) in the private wealth management group where he headed a team responsible for client assets in excess of $2 billion. Prior to that, Michael spent ten years at Merrill Lynch, first in its Regional West Coast Headquarters and later in its Palo Alto (Silicon Valley) office where he built and directed a solutions-based private wealth management team which managed assets in excess of $1 billion. Michael began his career at Blyth Eastman Dillon Securities in 1973. His 30+ years of experience in the securities industry have provided him with a broad base of knowledge and extensive involvement in developing investment strategies for preservation of capital and wealth building for high net worth individuals.  He has served as President, and as a director, of the Company since its inception.

Timothy R. Redpath; Chief Executive Officer, Treasurer, Secretary, Director

Before co-founding the Company in 2005, Mr. Redpath was a co-founder of Capital Solutions Management, L.P., a registered investment advisor (2002), as well as Capital Solutions Distributors, a FINRA licensed broker/dealer (2004). Prior to his involvement with these entities, during 2001 and 2002, Mr. Redpath served as a Senior Managing Director at Ion Capital Partners within Bear Stearns & Co., Inc., where he specialized in private banking and asset management for high net worth individuals. Mr. Redpath joined Bear Stearns from Prudential Securities Incorporated, serving as a Managing Director and Chief Administrative Officer of the Prudential Volpe Technology Group, Prudential’s technology investment banking and research group. Prior to that time Tim served as the Manager of the Prudential Private Client Group (San Francisco) which at that time constituted the largest private client practice in the firm. He graduated cum laude from the University of Minnesota in business and finance, and the Securities Industry Institute at the Wharton School of Business at the University of Pennsylvania.  He has served as Chief Executive Officer, Treasurer and Secretary, and as a director, of the Company since its inception.

Mark Williams; Chief Financial Officer

Mr. Williams is Certified Public Accountant with over twenty-five years of experience in public and private accounting.  His public accounting experience includes eight years with Price Waterhouse (now PricewaterhouseCoopers) (San Jose, CA), and over ten years with the firm of Ruzzo, Scholl & Murphy (Campbell, CA) providing financial and consulting services to private and public companies.  In addition, he operated his own accounting firm for 5 years.  Mr. Williams was the Chief Financial Officer for University Technology Ventures (Pleasanton, CA) a venture capital firm from 2000 – 2002.  During this time Mr. Williams was involved in the formation of the firm and the raising of $109,000,000 in venture capital.  Mr. Williams currently serves on the Board of Directors for Semotus Solutions, Inc (Los Gatos, CA), a high tech public company.  Mr. Williams earned his Bachelor of Science in Accounting from San Jose State University.   Mr Williams has served as Chief Financial Officer of Company since 2006.

Richard Dobson; General Counsel

Mr. Dobson has held a number of corporate counsel positions at public and private companies, among these are: from 2002 to 2006 Mr. Dobson served as Senior Counsel to Wells Fargo Bank, and prior to that from 2001 to 2002 served as Associate General Counsel to Adaptec, Inc.  From 1992 through 1999 Mr. Dobson served as the Executive Vice President and General Counsel of CII Financial, Inc. (an AMEX listed company).  From 1977 through 1992, Mr. Dobson served as the Vice President and General Counsel of Fund American Company, Inc.  (a NYSE listed company).  Mr. Dobson obtained his law degree from the University of California at Berkeley (Boalt Hall) and a Bachelor of Arts from the University of California at Berkeley.  Mr. Dobson has served as General Counsel of Company since January 2008.

Theodore J. Ammiro; Director

Mr. Ammiro founded Ammiro Mortgage in 1985 and has been operating it since. Ammiro Mortgage is a full service mortgage company providing finance for multi-unit residential, commercial and industrial properties and single family dwellings. Prior to 1985, Mr. Ammiro spent three years as a Loan Agent at Pacific Capital specializing in the finance of apartments, commercial and industrial real estate. From 1979 to 1982, Mr. Ammiro founded Larkspur Development Company to build luxury condominium units in Ketchum, Idaho. Mr. Ammiro’s community involvement includes Trustee of the Board of Presidio Hill School in San Francisco, as well as Trustee of the Board of Drew College Preparatory School. Mr. Ammiro holds an Associate of Arts Degree from College of San Mateo in Business Administration, and a Bachelor of Science Degree from San Jose State University in Business. Additionally, Mr. Ammiro holds his Real Estate Brokers License.  He has served as a director since March 2007, and has an initial term of two years.

Alfred W. Williams; Director

Mr. Williams is General Manager of Alfred Williams Consultancy (AWD), a company Mr. Williams founded in 1993. AWD specializes in developing and implementing public affairs programs in the private and public sectors. From 1985 to 1993 Mr. Williams served as General Manager of Olympia & York’s San Francisco office. There he managed all aspects of the Yerba Buena Gardens project. Mr. Williams spent the previous four years as Senior Consultant at Pacific Management Systems in San Francisco, where he planned and conducted management development seminars. From 1980 to 1981, Mr. Williams served as Area Coordinator for Community Boards in San Francisco. Prior to Community Boards Mr. Williams spent a year as Assistant Corporate Equal Employment Opportunity Manager at Kaiser Health Plan in Oakland. Mr. Williams served as Affirmative Action Officer for the County of Alameda in Oakland from 1975 to 1979. In 1971, Mr. Williams held the position of Head of Check Processing with the Federal Reserve Bank of San Francisco. Mr. Williams’ civic involvement includes President, San Francisco African American Historical & Cultural Society; Treasurer, Community Design Center; Life Member, National Association for the Advancement of Colored People. Mr. Williams holds a Bachelor of Science Degree in Sociology from Florida A & M University and is a graduate of the Management Graduate Studies, Executive Program, University of California, Los Angeles.  He has served as a director since March 2007, and has an initial term of two years.

Dean Mark Brosche; Director

Mr. Brosche has successfully financed, managed and owned lodging properties in California and throughout the U.S. for over 20 years. From 1973 through 1980, Mr. Brosche was employed in management with Hyatt Hotels and in corporate and commercial real estate finance with Bank of America. In 1980, Mr. Brosche, along with Dennis Brown, founder of Super 8 Motels, formed Brown, Brosche Financial, Inc. The firm provided advisory services to multi-property Super 8 Motel franchisees that were experiencing difficulty in arranging financing for new construction of chain affiliated motels. From 1980 to 1988, Brown, Brosche Financial also developed and managed 26 Super 8 Motel franchises. In 1988, following the untimely death of Dennis Brown, his friend and business partner, Mr. Brosche formed Richmark Inns and engaged in the management of the lodging properties developed by Brown, Brosche Financial. Richmark also provided third-party management services for institutional owners of lodging properties which involved a major state employee pension fund, labor union pension fund, and a Southern California Savings Bank. The Brown, Brosche portfolio was positioned for sale by Richmark, with the last property being sold in 2001. Over the past several years, Mr. Brosche has focused on advisory assignments to assist established lodging industry contacts who are seeking financing to facilitate development, acquisition and refinancing opportunities. In addition to maintaining his relationships with pre-existing clients and contacts, Mark joined Borel Private Bank & Trust Company as a Senior Vice President in 2005 to develop new business with high net worth individuals, and originate commercial real estate loan transactions for the bank. Mr. Brosche graduated in 1973 from Santa Clara University with a Bachelor of Science Degree in Commerce, and attended Golden Gate University for post-graduate courses in finance. He has received professional status as a Certified Hotel Administrator from the American Hotel & Motel Association, and holds a California real estate license.  He has served as a director since March 2007, and has an initial term of two years.

Andrew M. Regalia, Jr.; Director

Mr. Regalia is a seasoned Real Estate Appraiser. He has a diversified real estate banking, development, and appraisal background spanning 30 years and encompassing all facets of the residential and commercial real estate spectrum. Currently, Mr. Regalia is the Owner of Regalia Appraisal Company, and has been since 1991. Regalia Appraisal Company is a private Northern California real estate appraisal firm that has completed more than three thousand residential and commercial appraisals and consulting engagements while providing mortgage, estate, and litigation support to private clients. Prior to being a business owner, Mr. Regalia served as CFO at Pacific Heights Development Co, a real estate development company from 1983 to 1990. From 1980 to 1983, he served as Vice President - Real Estate Lending Manager at Bank of California in San Francisco. Mr. Regalia’s real estate lending career began at Bank of America, where he was the second in charge of the San Francisco Main Office construction lending group from 1977 to 1980. Mr. Regalia has a Bachelor of Science in Business Administration from the University of San Francisco.  He has served as a director since March 2007, and has an initial term of two years.

Code of Ethics
We have adopted a written code of ethics that applies to our directors, executive officers, and employees.  Our Code of Ethics is designed to deter wrongdoing and to promote:

i.	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

ii.
Full, fair, accurate, timely, and understandable disclosure in reports and documents that Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company;

iii.	Compliance with applicable governmental laws, rules and regulations;

iv.	The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

v.	Accountability for adherence to the code.

Corporate Governance: Nominating, Audit, and Compensation Committees

Board of Director Meetings.  The Board of Directors of Company held three meetings in 2007.  The Compensation and Nominating and Corporate Governance Committees of the Board each held one meeting, while the Audit Committee held two meetings. No Director attended less than 75% of the Board and Committee meetings on which such Director served

Board of Director Committees.  The Company has established separate nominating and corporate governance, audit, and compensation committees of the Board of Directors.

Nominating and Corporate Governance Committee.  The Nominating and Governance Committee is composed of Theodore Ammiro, Mark Brosche and Alfred Williams.  Mr. Williams is chairman of this Committee.  This Committee will consider candidates recommended by voting security holders (100% of the voting securities are held by Capital Solutions Management, LP).  The Committee does not have a formal procedure to be followed by a voting security holder who wishes to submit a candidate.

Audit Committee.    The Audit Committee is composed of Theodore Ammiro, Mark Brosche, and Andrew Reglia.  Mr. Ammiro is the chairman of this Committee.  Mr. Brosche is the designated “audit committee financial expert” and is “independent” as defined above under “Director Independence”.

Compensation Committee.  Compensation Committee is composed of Theodore Ammiro, Mark Brosche, and Alfred Williams.  Mr. Brosche is the chairman of this Committee.  This Committee will review the compensation of the senior executives as well as  the general compensation plans for all employees.

Compensation Committee Interlocks.  Mr. Ammiro, a member of the Compensation Committee, performs consulting services to us under a consulting agreement, dated November 2007, between Real Equity Solutions, Inc. (“RES”) and us.  As of June l 30, 2008, $109,740.69 has been paid to Mr. Ammiro under this consulting relationship.  In addition, in February 2008 we agreed to provide a loan facility to Real Equity Solutions, Inc. (“RES”) a California corporation controlled by Mr. Ammiro.  The loan facility is used to fund RES’ commercial real estate financing operations, which are typically secured by a 2nd deed of trust on the property.  As of June 30, 2008, we have lent $1,980,465 (and with a commitment to lend an additional $487,315, through the next 180 days from the date of this Prospectus, to RES under this loan facility.

Executive Compensation

During 2007 our Board of Directors adopted a Charter for the Compensation Committee which grants the Compensation Committee the authority (among other powers) to develop guidelines, review and evaluate the compensation and performance of the CEO and other senior officers, to make recommendations to the Board of Directors with respect to incentive compensation, to develop managerial succession plans, and to review and recommend changes to Director compensation levels. The Board does not delegate authority for determining executive officer or director compensation, however the Board does take guidance from the Company’s President and CEO, Mr. Bozora and Mr. Redpath, respectively, concerning the compensation of executive officers other than themselves.

Executive Officer Summary Compensation Table.

The following table presents summary compensation for the named executive officers for years ended December 2006 and 2007:

Name and Principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Other Compensation ($)	Total Compensation ($)
(a)	(b)	(c)	(d)	(e)	(i)	(j)
Timothy R. Redpath CEO, Treasurer and Secretary, and Director	2007	$250,000	$0 (1)	$0	$0	$250,000
	2006	$27,083.33	$0 (1)	$0	$0	$27,083.33
Michael Bozora President, and Director	2007	$250,000	$0 (1)	$0	$0	$250,000
	2006	$27,083.33	$0 (1)	$0	$0	$27,083.33
Mark Williams Chief Financial Officer	2007	$58,803	$0	$0	$0	$58,803
	2006	$0	$0	$0	$0	$0

(1).
In accordance with their compensation arrangements, Messrs Bozora and Redpath are each entitled to a quarterly cash bonus equal to 20% of our net income before depreciation, amortization and taxes as calculated for each calendar quarter by our Board of Directors using generally accepted accounting principles consistently applied. Such bonus, if any, shall be paid as soon as practical following each calendar quarter.  However, we have no net income for 2006 or 2007, and no bonuses were earned nor paid.

Outstanding Equity Awards at Fiscal Year-End

We have not adopted a stock option plan but have issued various stock option awards. The options issued are administered by the Board of Directors, which selects persons to receive awards and determines the number of options subject to each award and the terms, conditions, performance measures and other provisions of the award.

No stock awards were granted or outstanding and there were no nonqualified deferred compensation earnings in 2007.  The section of the chart normally containing this information has been omitted, and only the information relating to stock options is shown.

The following table presents the outstanding equity stock option awards held by each of the named executive officers as of June 30, 2008:

	Option Awards
	Number of Securities Underlying Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned	Option Exercise Price ($)	Option Expiration
Name	(1)		(2)	Options (#)	(3)	Date
Michael W. Bozora	40 (4)	(1)	80 (4)		$200.00 (4)	01/01/2016
President, Director

Timothy R. Redpath	40 (4)	(1)	80 (4)		$200.00 (4)	01/01/2016
Chief Executive Officer, Treasurer, Secretary, Director Mark Williams Chief Financial officer	-0-		-0-		$-0-	N/A

[Missing Graphic Reference]
(1)
Represents the vested and unexercised portion of stock options granted January 1, 2006.  Messrs Bozora and Redpath, the President and Chief Executive Officer respectively, have been granted non statutory stock options entitling them to purchase 120 shares each of our common stock for at the exercise price of $200 per share, and have been granted 6 non-statutory stock options as directors with the same exercise price of $200.  All of the options vest (in 20 share increments for the 120 option grant, and 1 share increments for the 6 option grant) upon the occurrence of: (1) filing of the registration statement of the Notes, (2) the effective date of the registration statement of the Notes, (3) the aggregate sale of $25,000,000 of the Notes, (4) the aggregate sale of $50,000,000 of the Notes, (5) the aggregate sale of $75,000,000 of the Notes, and (6) the aggregate sale of $100,000,000 of the Notes.  All stock options will expire 10 years after they were issued.

(2)	Represents the number of unvested shares of stock options granted January 1, 2006 (see footnote (1) above).

(3)	Represents the fair market value of the underlying shares, on a per share basis, as of the grant date of the options.

(4)
On February 27, 2008, our Board of Directors and the holder of all the outstanding shares of common stock, approved a reverse stock split of 100 to 1, reducing the outstanding common shares from 237,709 to 2,377.  These numbers have been adjusted for the stock split.

Director Compensation.

We pay our non-employee directors a fee of $1,500 for each director’s meeting attended (inclusive of any committee meetings).

Director Compensation Table

The following table presents director compensation for 2007 (but excludes those directors who are Named Executive Officers and whose compensation is shown in the Executive Compensation Table above):

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards (shares) (3)	All other compensation ($)	Total ($)
(a)	(b)	(c)	(e)	(i)	(j)
Theodore J Ammiro Director	$4,500	$0	0	$23,943 (1)	$28,443 (2)

Alfred W. Williams Director	$4,500	$0	0	$0	$4,500

Dean Mark Brosche Director	$4,500	$0	0	$0	$4,500

Andrew M. Regalia Director	$4,500	$0	0	$ 23,943 (2)	$28,443 (2)

 (1).                  Mr. Ammiro performs consulting services for us under a consulting agreement, date November 2007, between Real Equity Solutions, Inc. (“RES”) and us.  Under the consulting agreement Mr. Ammiro is developing loan evaluation, loan underwriting, loan pricing, and related policies, processes and procedures.  Mr. Ammiro is paid, through RES, $150 per hour for his services.  The amount shown in the table above represents the payments made to RES through December 31, 2007.  Payments made subsequent to December 31, 2007 through July 1, 2008 are $85,797.69.

(2).                 Mr. Reglia performs consulting services for us under a consulting agreement, date November 2007, between Real Equity Solutions, Inc. (“RES”) and us.  Under the consulting agreement Mr. Reglia is developing loan evaluation, loan underwriting, loan pricing, and related policies, processes and procedures.  Mr. Reglia is paid, through RES, $150 per hour for his services.  The amount shown in the table above represents the payments made to RES through December 31, 2007.  Payments made subsequent to December 31, 2007 through July 1, 2008 are $85,797.69

(3)                 Subsequent to December 31, 2007, on June 5, 2008, the Board of Directors granted non statutory stock options entitling Messrs. Ammiro, Williams, Brosche and Regalia to purchase 6 shares each of our common stock at the exercise price of $200 per share.   Two of the options vested immediately and the remaining 4 options vest (in 1 share increments) upon the occurrence of: (1) the aggregate sale of $25,000,000 of the Notes, (2) the aggregate sale of $50,000,000 of the Notes, (3) the aggregate sale of $75,000,000 of the Notes, and (4) the aggregate sale of $100,000,000 of the Notes.  All stock options will expire 10 years after they were issued.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth as of June 30, 2008 certain information regarding beneficial ownership of our common stock by (a) each person or group known by us to be the beneficial owner of more than 5% of our outstanding common stock, (b) each director and executive officer of ours, and (c) all directors and executive officers of ours as a group. Each shareholder named in the below table has sole voting and investment power with respect to shares of common stock shown in the table. Shares underlying any options or warrants included in the table may not be currently exercisable.

Shareholder	Address	Shares Owned Beneficially		Percent of Class
Common Stock
Timothy Redpath (1)	21 Tamal Vista Blvd., Suite 230 Corte Madera, California 94925	1,017	(4)	38.70%
Michael Bozora (1)	21 Tamal Vista Blvd., Suite 230 Corte Madera, California 94925	1,017	(4)	38.70%
Charles T. Thompson (2)	433 Bushaway Road Wayzata, Minnesota 55391	238	(4)	9.04%
Officers and Directors as a Group (3)		2,059	(4)	78.30%
___________________________________

(1)
Capital Solutions Management, LP. owns 2,377 shares which are  beneficially owned by Messrs. Bozora and Redpath who each control 50% of Capital Solutions Associates, LLC which, in turn, is the sole general partner and  controls  Capital Solutions Management, LP.   Capital Solutions Associates, LLC also owns 75% of the Limited Partnership interests in Capital Solutions Management, LP.     Includes 252 shares underlying options, of which 84 are exercisable within 60 days.

(2)
Charles T. Thompson owns 10% of the Limited Partnership interests in Capital Solutions Management, LP which, in turn, owns 2,377 shares of Company’s common stock.   The other 15% of the Limited Partnership interests in Capital Solutions Management, LP. are owned by 12 individual investors with no investor owning more than 3%.  The remaining 75 % of the limited partnership interests in Capital Solutions Management LP are owned by Capital Solutions Associates LLC and beneficially owned by Messrs Bozora and Redpath..

(3) (4)
Includes 276 shares underlying options of which 92 are exercisable within 60 days.

  On February 27, 2008 our Board of Directors and the holder of all the outstanding shares of common stock, approved a reverse stock split of 100 to 1, reducing the outstanding common shares from 237,709 to 23772,377.  These numbers have  been adjusted for the stock split.

Equity Compensation Plan Information

The following table provides information, as of December 31, 2007, with respect to stock options outstanding and available under grant awards.  We have no equity compensation plans, but has issued various stock option awards under individual compensation” plans” as defined in  Rule 402(a)(5)(ii) of regulations S-B of the Securities Act of 1933. The options issued are administered by the Board of Directors, which selects persons to receive awards and determines the number of options subject to each award and the terms, conditions, performance measures and other provisions of the awards.  Our general policy is to grant stock options with an exercise price equal to the fair market value of a share at the date of grant.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b) (4)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1)	-0-	-0-	-0-
Equity compensation plans not approved by security holders	252 (2)(3)(5)(6)	$200.00 (5)	N/A (1)

(1).	The stock options shown were issued under a “plan” as provided under Item 402(a)(5)(ii) of Regulation S-B and no other securities are reserved for future issuance.

(2)
Timothy R. Redpath, our Chief Executive Officer and Michael Bozora, our President have been granted non statutory stock options entitling them to purchase 120 shares each of our common stock at the exercise price of $200.00 per share.  The stock options vest in 20 share increments upon: (1) the filing of the registration statement for the Notes, and (2) the effective date of the registration statement of the Notes; (3) the aggregate sale of $25,000,000 of the Notes; (4) the aggregate sale of $50,000,000 of Notes, (5) aggregate sale of $75,000,000 of Notes, and (6) aggregate sale of $100,000,000 of Notes.   Based upon this vesting schedule, as of December 31, 2007, Messrs Redpath and Bozora have vested in 40 shares each.  All stock options expire 10 years after they were issued.

(3)
Messrs Bozora and Redpath, as our original directors were each granted 6 stock options (with an exercise price of $200.00 per share) in 2006, and which options shall vest in 1 share increments upon: (1) the filing of the registration statement for the Notes, and (2) the effective date of the registration statement of the Notes; (3) the aggregate sale of $25,000,000 of the Notes; (4) the aggregate sale of $50,000,000 of  Notes, (5) aggregate sale of $75,000,000 of Notes, and (6) aggregate sale of $100,000,000 of Notes.  As of December 31, 2007, Messrs Bozora and Redpath have each vested in 2 shares.   All stock options will expire 10 years after they were issued.

(4)	Represents the fair market value of the underlying shares as of the grant date of the options.

(5)
Subsequent to December 31, 2007, the Board of Directors, and the holders of all the outstanding shares of common stock, on February 27, 2008, approved a reverse stock split of 100 to 1, reducing the outstanding common shares from 237,709 to 2,377.  The numbers in the table have been adjusted for the stock split.

(6)
Subsequent to December 31, 2007, the Board of Directors, on June 5, 2008, granted non statutory stock options to Messrs Ammiro, Regalia, Alfred Williams and Brosche, entitling them each to purchase 6 shares each of our common stock for at the exercise price of $200 per share.   Two of the options vested immediately and the remaining 4 options vest (in 1 share increments) upon the occurrence of: (1) the aggregate sale of $25,000,000 of the Notes, (2) the aggregate sale of $50,000,000 of the Notes, (3) the aggregate sale of $75,000,000 of the Notes, and (4) the aggregate sale of $100,000,000 of the Notes.  All stock options will expire 10 years after they were issue.  The additional 24 shares, underlying the stock options granted to the above Directors, are not reflected in the above table.

DESCRIPTION OF 5 YEAR NOTES

The 5 Year Notes are issued from time to time under an indenture dated as of November 7, 2005 between us and U.S. Bank National Association, as trustee, the indenture (including the form of 5 Year Note as an exhibit) has been filed as an exhibit to the registration statement of which this prospectus forms a part. You can also obtain a copy of the indenture from us. We have summarized certain parts of the indenture and the 5 Year Notes below. You should read the indenture and the note for provisions that may be important to you. Capitalized terms used herein have the meanings specified in the indenture.

The 5 Year Notes are registered and issued without coupons in series form. Any amount of any series may be issued. There is no limit on the principal amount of 5 Year Notes of any series. We may change the interest rates of the 5 Year Notes and of any prior or subsequent series that may be offered, provided that no such change shall affect any 5 Year Note of any series issued prior to the date of change.

The 5 Year Notes are our direct obligations, but are not secured. Principal and interest are payable at our executive offices in Corte Madera, California. The 5 Year Notes are executed by us and authenticated and delivered to the purchaser by us.

The total aggregate maximum principal amount of the 5 Year Notes offered under this prospectus is $100,000,000. A minimum initial investment of $25,000 is required.

Issuance

The 5 Year Notes are sold for an initial principal amount set by us, currently not less than $25,000, and for additional amounts not less than $5,000, dated the date of purchase and transferable only on our books. We may, in our discretion, limit the maximum amount any investor or related investors may maintain in outstanding 5 Year Notes at any one time.

Form of Investment

Investments by Check or Wired Funds

Your Investment should be made through a registered broker-dealer.  Generally your investment by check will begin to accrue interest on the date that we deposit your check into our account. ..

Suitability Standards

The 5 Year Notes we are offering are suitable only as a long-term investment for persons of adequate financial means.  We do not expect to have a public market for 5 Year Notes, which means that it may be difficult for you to sell your 5 Year Notes.  You should not buy 5 Year Notes if you need to sell them immediately or if you will need to sell them quickly in the future.

We shall make every reasonable effort to determine that the purchase of 5 Year Notes is a suitable and appropriate investment for each investor based on information concerning the investor’s financial situation and investment objectives.  In consideration of these factors, we have established suitability standards for initial noteholders who are Pennsylvania, Arizona and California residents.  Such standards are as follows:

▪	A net worth (excluding the value of an investor’s home, furnishings and automobiles) of at least $250,000 (or $500,000 when combined with a spouse); or

▪	A gross annual income of at least $100,000 (or $150,000 when combined with a spouse) during the prior year and a reasonable expectation of the same income in the current year.

▪	Investment in the 5 Year Notes will also be limited to no more than 10% of the purchaser’s net worth (excluding retirement plans).

Interest

The interest rate payable on any 5 Year Note is fixed at 10% per annum. Interest on a 5 Year Note is paid monthly commencing on the 15th of the month following the month of investment.

Payment or Redemption by Holders of the 5 Year Notes

We will pay off, or redeem, your 5 Year Note five years from the end of the month in which your purchase occurred.

Redemption by Us

Subject to the subordination provisions, we may call the 5 Year Notes as a whole, or individually, for redemption at any time after two years at a price equal to the principal amount plus any unpaid interest thereon at the time of redemption. Notice of such redemption will be given by mail to you not less than 30 nor more than 60 days prior to the date fixed for redemption.

Redemption if Balance Falls Below $25,000

We may, in our sole discretion, redeem any 5 Year Note in full if the principal balance of such 5 Year Note falls below $25,000 at any time for a price equal to the principal amount plus accrued interest to the date of redemption. In such event, our redemption right is automatic and no advance notice to you is required.

Priority

The 5 Year Notes have the same priority as all of our other subordinated unsecured general obligations and are subordinate to our Senior Debt. We may at any time borrow money from a lending institution on a secured or unsecured basis that would have priority over the 5 Year Notes.

Subordination

Our obligation to repay the principal and interest on the 5 Year Notes is subordinate in right of payment to all Senior Debt, as defined below. This means that if we are unable to pay our debts, when due, the Senior Debt, if any, would all be paid first before any payment of principal and interest would be made on the 5 Year Notes.

The term “Senior Debt” means all of our debt created, incurred, assumed or guaranteed by us, except debt that by its terms expressly provides that such debt is not senior in right of payment to the 5 Year Notes. “Debt” is generally any indebtedness, contingent or otherwise, in respect of borrowed money, or evidenced by bonds, notes, debentures or similar instruments or letters of credit, and shall include any guarantee of any such indebtedness. Senior Debt includes, without limitation, all of our bank debt and any line of credit we may obtain in the future. Any intercompany debt that may be owed by us to any affiliate or subsidiary shall not be considered Senior Debt.

No Restrictions on Additional Debt or Business

The indenture does not restrict us from issuing additional securities or incurring additional debt including Senior Debt or other secured or unsecured obligations or the manner in which we conduct our business.

Modification of Indenture

We, together with the trustee, may modify the indenture at any time with the consent of the holders of not less than a majority in principal amount of the 5 Year Notes that are then outstanding. However, we and the trustee may not modify the indenture without the consent of each holder affected if the modification:

▪	reduces the principal or rate of interest, or changes the demand nature or waives any payment of principal and interest on any 5 Year Note;

▪	reduces the percentage of 5 Year Note holders whose consent to a waiver or modification is required;

▪	affects the subordination provisions of the indenture in a manner that adversely affects the rights of any holder; or

▪	waives any event of default in the payment of principal or interest on any 5 Year Note.

Without action by you, we and the trustee may amend the indenture or enter into supplemental indentures to clarify any ambiguity, defect or inconsistency in the indenture, to provide for the assumption of the 5 Year Notes by any successor to us, to make any change to the indenture that does not adversely affect the legal rights of any 5 Year Note holders, or to comply with the requirements of the Trust Indenture Act. We will give written notice to you of any amendment or supplement to the indenture or 5 Year Notes.

Place, Method and Time of Payment

We will pay principal and interest on the 5 Year Notes at our principal executive offices, or at such other place as we may designate for that purpose; provided, however, that if we make payments by check, they will be mailed to you at your address appearing in the 5 Year Note register maintained by the registrar.

Events of Default

An event of default is defined in the indenture as follows:

▪	a default in payment of principal and interest on the 5 Year Notes when presented for payment or redemption which default has not been cured for 30 days;

▪	our becoming subject to certain events of bankruptcy or insolvency; or

▪
our failure to comply with any agreements or covenants in or provisions of the 5 Year Notes or the indenture which failure is not cured or waived within 60 days after we have received notice of such failure from the trustee or from the holders of at least a majority in principal amount of the outstanding 5 Year Notes.

If an event of default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then-outstanding 5 Year Notes may declare the principal and accrued interest on all outstanding 5 Year Notes due and payable. If such a declaration is made we are required to pay the principal and interest on all outstanding 5 Year Notes immediately, so long as any contractual obligation of the Senior Debt, if any, does not prohibit us from doing so. We are required to file annually with the trustee an officer’s certificate that certifies the absence of defaults under the terms of the indenture. We are also required to file with the trustee and the paying agent prompt notice of an event of default under the indenture and any default related to any Senior Debt.

The indenture provides that the holders of a majority of the aggregate principal amount of the 5 Year Notes at the time outstanding may, on behalf of all holders, waive any existing event of default or compliance with any provision of the indenture or the 5 Year Notes, except a default in payment of principal and interest on the 5 Year Notes or an event of default with respect to a provision that cannot be amended without the consent of each affected holder. In addition, the trustee may waive an existing event of default or compliance with any provision of the indenture or 5 Year Notes, except in payments of principal and interest on the 5 Year Notes, if the trustee in good faith determines that a waiver or consent is in the best interests of the holders of the 5 Year Notes.

If an event of default occurs and is continuing, the trustee is required to exercise the rights and duties vested in it by the indenture and to use the same degree of care and skill as a prudent person would exercise under the circumstances in the conduct of his or her affairs. The trustee however, is under no obligation to perform any duty or exercise any right under the indenture at the request, order or direction of 5 Year Note holders unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to such provisions for the indemnification of the trustee, the holders of a majority in principal amount of the 5 Year Notes at the time outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee. The indenture effectively limits the right of an individual 5 Year Note holder to institute legal proceedings in the event of our default.

Satisfaction and Discharge of Indenture

The indenture may be discharged upon the payment of all 5 Year Notes outstanding thereunder or upon deposit in trust of funds sufficient for such payment and compliance with certain formal procedures set forth in the indenture.

Reports

We plan to file annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three fiscal quarters of each fiscal year with the Securities and Exchange Commission while the registration statement containing this prospectus is effective and as long thereafter as we are required to do so. Copies of such reports will be sent to any 5 Year Note holder upon written request.

Service Charges

We reserve the right to assess service charges and fees for issuing 5 Year Notes to replace lost or stolen 5 Year Notes or to transfer a 5 Year Note.

Transfer

You may not transfer any 5 Year Note until the registrar has received, among other things, appropriate endorsements and transfer documents and any taxes and fees required by law or permitted by the indenture. The registrar is not required to transfer any 5 Year Note for a period beginning 15 days before the date notice is mailed of the redemption of such 5 Year Note and ending on the date of redemption of such 5 Year Note.

Concerning the Trustee

The indenture contains certain limitations on the right of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases, or to realize on certain property with respect to any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires certain conflicting interests and if any of the indenture securities are in default, it must eliminate such conflict or resign.

PLAN OF DISTRIBUTION

We are offering up to $100,000,000 in aggregate principal amount of the 5 Year Notes.  The 5 Year Notes are being distributed through independent broker-dealers, without an underwriter and on a continuous basis.

On May 25, 2006, we engaged Financial Product Distributors, LLC (“FPD”) to act as a consultant and assist us in organizing a group of broker-dealers to sell the 5 Year Notes.  FPD secured five selling agents for the 5 Year Notes.  These selling agents are:  WFG Investments, Inc. (“WFG”); Synergy Investment Group, LLC (“Synergy”); Crews and Associates (“Crews”); Advisory Group Equity Services, and Freedom Investors Corp. (“Freedom”).  On September 5, 2007 we gave 30 days notice of termination to FPD and effective October 4, 2007, FPD ceased to act as a consultant, wholesaler or broker-dealer servicing agent on behalf of us with respect to our offering of 5 Year Notes. In addition, FPD received no further compensation for the sale of any of the 5 Year Notes by other broker-dealers.

In addition to the broker-dealers secured by FPD, we also have a selling agreement with NFP Securities, Inc. (“NFP”), and with the Chicago Investment Group.

None of these broker-dealers have volume limitations and we may cancel their agreements at any time.  The broker-dealers are paid a selling commission of up to a maximum of 3% - this commission is paid by us and not by the purchase of the 5 Year Notes (and accordingly, the commission is not a reduction in the amount invested by a purchaser of the 5 Year Notes nor a reduction of the yield on the principal of the Notes).

In addition, we may market the offering by advertisements in print and electronic media, oral solicitations and other methods, all in compliance with applicable laws and regulations, including securities laws.  We may offer the 5 Year Notes through our executive officers and directors only if they are in compliance with Rule 3a4-1 under the Securities Exchange Act of 1934 and all applicable state securities laws. Our executive officers and directors will not receive any additional cash compensation or commissions for their selling efforts.  As of the date of this prospectus, none of our executive officers or directors are eligible to sell the 5 Year Notes under Rule 3a4-1.

The 5 Year Notes are not listed on any securities exchange and there is no established trading market for the 5 Year Notes.

On March 8, 2007, we also entered into an administrative services arrangement with T.J. Raney and Sons, Inc., located in Little Rock, Arkansas (“TJ”). TJ is an affiliate of NFP, a registered broker-dealer.  Pursuant to the arrangement, TJ (working with NFP) will facilitate 5 Year Note sale transactions for all broker-dealer firms that agree to distribute the 5 Year Notes. We anticipate the process will be as follows:

1.	Trustee will deliver 5 Year Notes (via DWAC) to our account at NFP on a periodic basis.

2.
When a broker-dealer has received orders for the 5 Year Notes from investors, they will contact TJ which will work with NFP to facilitate the 5 Year Note sales to the selling broker-dealer by obtaining the physical 5 Year Note from our account at NFP and coordinating the payment for such Note.

3.
The 5 Year Notes are usually sold to the selling broker-dealer at the agreed upon concession (3%) or 97% of face value and the selling broker-dealer then sells the 5 Year Note to its customer at face value (100%), keeping the spread.   The customer receives a 5 Year Note for 100% of the face value, since we bear the 3% concession received by the selling broker-dealer.

For the TJ Rainey services, we intend to pay a $50,000 fee to TJ and NFP for sales of 5 Year Notes up to $50,000,000 and a $50,000 fee for sales of 5 Year Notes between $50,000,000 and $100,000,000.  Subsequently the TJ obligations have been transferred to NFP, who now performs the same services previously provided by TJ.

LEGAL MATTERS

The validity of the 5 Year Notes being offered by this prospectus will be passed upon for us by Hinshaw & Culbertson LLP, Chicago, Illinois.

EXPERTS

The financial statements included in this prospectus and in the registration statement have been audited  as follows: for years ended December 31, 2006,  and 2007, by L.L. Bradford & Company, LLC an independent registered public accounting firm, to the extent and for the period set forth in their report appearing in this amendment to the registration statement.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission (SEC), Washington, D.C., a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the 5 Year Notes offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our 5 Year Notes sold in this offering, refer to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other documents filed as an exhibit to the registration statement.

Under the Securities Exchange Act of 1934 Sections 13 and 15(d), periodic and current reports must be filed with the SEC.  We electronically file the following reports with the SEC:  Form 10-K (Annual Report), Form 10-Q (Quarterly Report), and Form 8-K (Current Report).

A copy of the registration statement, including the exhibits and schedules thereto, or any of the periodic reports we are required to file under the Securities and Exchange Act of 1934, may be read and copied at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and schedules thereto.

CS FINANCING CORPORATION

FINANCIAL STATEMENTS

Financial Statements 2008 For the Three Months Ended March 31
Balance Sheets	F-2
Statements of Operations	F-3
Statements of Cash Flows	F-4
Notes to Financial Statements	F-5 & F-6

2007 For the Months Ended December 31
Reports of Independent Registered Public Accounting Firms	F-7 to F-8
Balance Sheets	F-9
Statements of Operations	F-10
Statements of Cash Flows	F-12
Notes to Financial Statements	F-13 & F-18

BALANCE SHEETS

ASSETS	March 31 2008 (Unaudited)	December 31, 2007 (Audited)
CURRENT ASSETS
Cash and cash equivalents	$ 1,534,170	$ 2,488,784
Due from related parties	12,500	-
Prepaid insurance	56,250	78,750
Prepaid expenses	11,833	16,333
Interest receivable	161,968	31,849
Total current assets	1,776,721	2,615,716

Property and equipment, net	27,472	29,575
Investment in notes receivable	2,978,000	2,500,000
Debt placement costs, net	858,298	862,109
Deposit	3,615	3,615
Loan origination costs, net	16,333	17,333

Total assets	$ 5,660,439	$ 6,028,348

LIABILITIES AND STOCKHOLDER'S DEFICIT

CURRENT LIABILITIES
Accounts payable	$ 7,426	$ 99,812
Accrued salaries	-	27,778
Accrued interest	28,833	28,458
Capital lease obligation - current portion	1,017	927
Note payable - current portion	40,438	64,174
Total current liabilities	77,714	221,149

LONG TERM LIABILITIES
Capital lease obligation	1,475	1,766
Notes - Series A payable	6,920,000	6,830,000
Total liabilities	6,999,189	7,052,915

STOCKHOLDER'S DEFICIT
Common stock, $.01 par value, 1,000,000 shares authorized;
2,377 and 2,377 shares issued and outstanding
at March 31, 2008 and December 31, 2007, respectively	$ 24	$ 24
Additional paid-in capital	422,657	422,657
Accumulated deficit	(1,761,431)	(1,447,248)
Total stockholder's deficit	(1,338,750)	(1,024,567)

Total liabilities and stockholder's deficit	$ 5,660,439	$ 6,028,348
The accompanying notes are an integral part of these financial statements

STATEMENTS OF OPERATIONS
(Unaudited)

	For the Three Months Ended March 31, 2008	For the Three Months Ended March 31, 2007

INTEREST AND FEE INCOME	$ 180,437	$ 5,733

OPERATING EXPENSES
Insurance	22,500	22,500
Payroll	171,829	122,376
Professional fees	32,147	40,057
Interest expense	190,008	21,951
Other	78,136	44,926
Total operating expenses	494,620	251,810

NET LOSS	$ (314,183)	$ (246,077)

Basic and diluted loss per common stock	$ (132.18)	$ (103.52)

Weighted average basic and diluted shares outstanding	2,377	2,377

The accompanying notes are an integral part of these financial statements

STATEMENTS OF CASH FLOW
(Unaudited)
	For the Three Months Ended March 31, 2008	For the Three Months Ended March 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$ (314,183)	$ (246,077)
Adjustments to reconcile net loss to cash flows from operating activities
Depreciation	2,103	-
Amortization of debt fees	17,345	21,179
Changes in operating assets and liabilities
Change in interest receivable	(130,119)	-
Change in prepaid insurance	22,500	22,500
Change in prepaids and other current assets	4,500	4,500
Change in deposit	-	(3,615)
Change in accounts payable and accrued liabilities	(92,386)	31,325
Change in salaries	(27,778)	(26,389)
Change in accrued interest payable	375	13,569
Net cash flows used in operating activities	(517,643)	(183,008)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of notes receivable investment	(478,000)	-
Purchase of fixed assets	-	(6,500)
Due from related parties	(12,500)	-
Net cash flows used in investing activities	(490,500)	(6,500)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for debt placement costs	(12,534)	(297,086)
Proceeds from Notes - Series A payable	90,000	3,210,000
Principal payments on capital lease obligations	(201)	-
Principal payments on note payable	(23,736)	(23,698)
Net cash flows from financing activities	53,529	2,889,216

Net Change in Cash and Cash Equivalents	(954,614)	2,699,708

Cash and Cash Equivalents - Beginning of Period	2,488,784	127,271

Cash and Cash Equivalents - End of Period	$ 1,534,170	$ 2,826,979
Supplemental disclosure of cash flow information:
Cash paid for Interest	$ 172,288	$ 21,951
The accompanying notes are an integral part of these financial statements

NOTE 1 – Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

CS Financing Corporation (the “Company”), a wholly owned subsidiary of Capital Solutions Management, LP (“Capital Solutions”), was incorporated in Delaware on August 19, 2005.  The Company makes, purchases and services mezzanine loans and invests in financing mezzanine real estate lenders making such mezzanine real estate loans in the United States from proceeds of the Company’s offering of Five Year Notes-Series A (the “Notes Offering”).

     Condensed Financial Statements

The accompanying condensed unaudited financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles for interim financial statements and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission. In the opinion of management, the accompanying unaudited financial statements reflect all adjustments consisting of normal recurring adjustments necessary for a fair presentation of its financial position and results of operations. Interim results of operations are not necessarily indicative of the results that may be achieved for the full year. The financial statements and related notes do not include all information and footnotes required by U.S. generally accepted accounting principles for annual reports. This quarterly report should be read in conjunction with the financial statements included in the Company’s Annual Report on Form 10-KSB filed on March 31, 2008 with the U.S. Securities and Exchange Commission for the year ended December 31, 2007.

NOTE 2 – Investments in Notes Receivable

On April 30, 2007, the Company acquired a $2,000,000 promissory note from Assured Financial, a Minnesota LLC.  Assured Financial is a senior (1st position) real estate construction and development lender.  The Company acquired additional promissory notes for Assured Financial of $466,000 on June 30, 2007 and $34,000 on September 5, 2007. Total notes receivable from Assured Financial at March 31, 2008 is $2,500,000.  All notes mature on September 1, 2009 and are subject to an interest rate of 15% and are unsecured.  In January of 2008, the company agreed with Assured Financial to defer collection of current interest payments for a twelve month period beginning in January of 2008.  The Company will receive an additional payment of 10% ($250,000) at the end of the deferment period.

On February 26, 2008, the Company loaned Real Equity Solutions, Inc. (“RES”) $478,000 in the form of a promissory note.  RES is a senior (1st position) real estate lender with a 1st position secured loan on property located at 28 Eagle Rock Road, Mill Valley, California.  The note matures on February 26, 2009 and is subject to an interest rate of 15% and is unsecured.

NOTE 3 – Notes – Series A

The Company issued $90,000 of Five Year Notes-Series A (“Notes”) during the first quarter ended March 31, 2008 pursuant to a registration statement on Form S-1 (the “Registration Statement”).  The Notes are due in 2013 and bear interest at a fixed rate (calculated based upon a 360-day year) of ten percent (10%). Interest is payable monthly with the first interest payment commencing thirty (30) days from issuance.

The Notes are not listed on any securities exchange and there is no public trading market for the Notes.  The Company may redeem the Notes after two years and upon at least 30 days written notice. The Notes are general unsecured obligations and are subordinated in right to payment to all future, if any, senior debt of the Company.

NOTE 4 – Stockholder’s Deficit

On February 27, 2008, the Company obtained the written consent of the holder of the Company’s common stock approving a reverse stock split of 100 to 1, and on March 19, 2008, the reverse stock split was effected and the number of outstanding shares of common stock decreased from 237,709 to 2,377.  Additionally on March 24, 2008 Company amended its Certificate of Incorporation to reduce the number of authorized shares from 1,000,000 to 10,000.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
For Year Ending December 31, 2007

To the Board of Directors and Stockholders
CS Financing Corporation
Corte Madera, California

We have audited the accompanying balance sheet of CS Financing Corporation (the Company) as of December 31, 2007, and the related statements of operations, stockholders’ deficit, and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CS Financing Corporation as of December 31, 2007, and the results of its activities and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/ L.L. Bradford & Company, LLC
March 18, 2008 (except for Note 13 as to which date is July 13, 2008)
Las Vegas, Nevada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
For Year Ending December 31, 2006

To the Board of Directors and Stockholders
CS Financing Corporation
Corte Madera, California

We have audited the accompanying balance sheet of CS Financing Corporation (the Company) as of December 31, 2006, and the related statements of operations, stockholders’ equity, and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CS Financing Corporation as of December 31, 2006, and the results of its activities and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/ L.L. Bradford & Company, LLC
July 13, 2008
Las Vegas, Nevada

BALANCE SHEETS
December 31,

ASSETS	2007	2006
CURRENT ASSETS
Cash and cash equivalents	$ 2,488,784	$ 127,271
Prepaid insurance	78,750	78,750
Prepaid expenses	16,333	15,667
Interest receivable	31,849	-
Total current assets	2,615,716	221,688

Property and equipment, net	29,575	-
Investment in notes receivable	2,500,000	-
Debt placement costs, net	862,109	396,525
Deposit	3,615	-
Loan origination costs, net	17,333	20,000

Total Assets	$ 6,028,348	$ 638,213

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts payable	$ 99,812	$ 130,324
Accrued salaries	27,778	54,167
Accrued interest	28,458	744
Capital lease obligation - current portion	927	-
Note payable - current portion	64,174	64,199
Total current Liabilities	221,149	249,434

LONG TERM LIABILITIES
Capital lease obligation	1,766	-
Notes - Series A payable	6,830,000	225,000
Total Liabilities	7,052,915	474,434

STOCKHOLDER'S EQUITY (DEFICIT)
Common stock, $.01 par value, 1,000,000 shares authorized;
237,709 and 237,709 shares issued and outstanding
at December 31, 2007 and 2006, respectively	2,377	2,377
Additional paid-in capital	420,304	420,304
Accumulated Deficit	(1,447,248)	(258,902)
Total Stockholder's Equity (Deficit)	(1,024,567)	163,779

Total Liabilities and Stockholder's Equity (Deficit)	$ 6,028,348	$ 638,213

                                                                                                                                               The accompanying notes are an integral part of these financial statements

 STATEMENTS OF OPERATIONS
For the Years Ended December 31,

STATEMENT OF OPERATIONS
	2007		2006

INTEREST AND FEE INCOME	$ 335,475		$ -

OPERATING EXPENSES
Insurance	90,000		90,000
Payroll	507,270		74,167
Professional fees	187,398		48,659
Interest expense	521,297		2,836
Other	217,856		15,778
Total Operating Expenses	1,523,821		231,440

NET LOSS	$ (1,188,346)	#	$ (231,440)

Basic and diluted loss per common stock	$ (5.00)		$ (2.06)

Weighted average basic and diluted shares outstanding	237,709		112,210

                                                                                                                                                   The accompanying notes are an integral part of these financial statements

F-

STATEMENTS OF STOCKHOLDER’S EQUITY (DEFICIT)

Years Ended December 31, 2007 and 2006

	Common Stock
	Shares	Amount	Additional Paid-in-Capital	Accumulated Deficit	Total Stockholder's Equity (Deficit)
BALANCES, December 31, 2005	77,736	$ 777	$ 76,959	$ (27,462)	$ 50,274
Conversion of advances due to Capital Solutions Management, LP at $2.00 per common share during the period from September 30, 2006 to December 31, 2006	159,973	1,600	318,345	-	319,945

Stock-based compensation	-	-	20,000	-	20,000

Conversion of office related expenses for the Company incurred by Capital Solutions Management, LP into additional paid-in capital	-	-	5,000	-	5,000

Net Loss for the year ended December 31, 2006	-	-	-	(231,440)	(231,440)

BALANCES, December 31, 2006	237,709	2,377	420,304	(258,902)	163,779

Net Loss for the year ended December 31, 2007	-	-	-	(1,188,346)	(1,188,346)
BALANCES, December 31, 2007	237,709	$ 2,377	$ 420,304	$ (1,447,248)	$ (1,024,567)

                                                                                                                                        The accompanying notes are an integral part of these financial statements

STATEMENTS OF CASH FLOWS
For the Years Ended December 31,

	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$ (1,188,346)	$ (231,440)
Adjustments to reconcile net loss to cash flows from operating activities
Depreciation	3,597	-
Amortization of debt fees	40,153	-
Amortization of prepaid expenses	90,000
Stock-based compensation	-	20,000
Changes in operating assets and liabilities
Contribution to equity for office related expenses for the company incurred by parent	-	5,000
Operating expenses covered by parent company advances or accounts payable	-	32,311
Change in interest receivable	(31,849)	-
Change in prepaid insurance	(18,000)	90,000
Change in prepaids and other current assets	(666)	(15,667)
Change in deposit	(3,615)	-
Change in accounts payable and accrued liabilities	(30,512)	36,705
Change in salaries	(26,389)	54,167
Change in accrued interest payable	27,714	744
Net Cash Flows from Operating Activities	(1,137,913)	(8,180)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of notes receivable investment	(2,500,000)	-
Purchase of fixed assets	(29,978)	-
Advance from parent company	-	500
Net Cash Flows from Investing Activities	(2,529,978)	500

Net Change in Cash and Cash Equivalents	2,361,513	127,271

Cash and Cash Equivalents - Beginning of Period	127,271	-

Cash and Cash Equivalents - End of Period	$ 2,488,784	$ 127,271
Supplemental disclosure of cash flow information:
Cash paid for Interest	$ 440,921	$ 2,092

Supplemental disclosure of non-cash financial activities:
Parent company advances for debt placement costs	$ -	$ 172,983
Conversion of parent company advances to common stock	$ -	$ 319,945
Parent company advances for payments on note payable	$ -	$ 64,199
Debt placement costs included in accounts payable	$ 30,093	$ 98,013
Assets acquired under capital lease	$ 3,194	$ -
Insurance policy acquired under note payable	$ 72,000	$ -
The accompanying notes are an integral part of these financial statements

NOTE 1 – Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

CS Financing Corporation (the “Company”) was incorporated in Delaware on August 19, 2005.  The Company makes, purchases and services mezzanine loans and invests in financing mezzanine real estate lenders making such mezzanine real estate loans in the United States from proceeds of the Company’s offering of Five Year Notes-Series A (the “Notes Offering”).

Cash and Cash Equivalents

The Company classifies all highly liquid investments with initial maturities of three months or less as cash equivalents. The Company deposits its cash in high quality financial institutions. These deposits are subject to custodial credit risk.  As of December 31, 2007 and 2006, $2,288,784 and $27,271 of the company’s bank balances of $2,488,784 and $127,271, respectively were uninsured and uncollateralized and exposed to custodial credit risk.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization.  Depreciation is provided Using the straight-line method over the estimated useful lives of the related assets, generally three to seven years.  Amortization on capital leases is over the lesser of the estimated useful life or the term of the lease.  Expenditures for repairs and maintenance are charged to operations as incurred.

   Investments

Investments at December 31, 2007 consisted of notes receivable with a maturity date of more than 12 months beyond the balance sheet date.  Interest income is recorded as earned.  The company analyzes the notes on quarterly basis for impairment based on the assets and collateral value held on the borrowing company.  There were no investments in notes receivable as of December 31, 2006.

Debt Placement Costs

Costs incurred in connection with the Company's Notes Offering will be deferred until the offering proceeds are received and then amortized over the term of the related financing agreements using the effective interest method.  Debt placement costs were $862,109 and $396,525, net of accumulated amortization of $37,486 and $0 as of December 31, 2007 and 2006, respectively.

Fair Value of Financial Instruments

The carrying amounts for all financial instruments approximate fair value.  The carrying amounts for debt placement costs, loan origination costs, investments in notes receivables, and note payable approximate fair value because of the short maturity of these instruments.  The fair value of bonds payable approximates the carrying value because the terms are equivalent to borrowing rates currently available to the Company for debt with similar terms and maturities.

 Loan Origination Costs

Loan origination costs were incurred by the Company in anticipation of loans that the Company intends to offer.  These costs will be amortized over the life of the anticipated loan as a reduction of the loan's yield.  Loan origination costs were $17,333 and $20,000, net of accumulated amortization of $2,667 and $0 as of December 31, 2007 and 2006, respectively.

NOTE 1 – Nature of Operations and Summary of Significant Accounting Policies (cont.)

Start-Up Costs

Costs of start-up activities are expensed as incurred in accordance with SOP 98-5, "Reporting on the Costs of Start-Up Activities."

Stock Based Compensation

The Company applies SFAS No. 123(R) “Accounting for Stock-Based Compensation” for all compensation related to stock, options, or warrants.  SFAS No. 123(R) requires the recognition of compensation cost using a fair value based method whereby compensation is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period.  The Company uses the Black-Scholes pricing model to calculate the fair value of options and warrants issued to employees and non-employees.  Stock issued for compensation is valued using the market price of the stock on the date of the related agreement.

Income Taxes

Income taxes are accounted for under the liability method. Deferred income taxes are provided for temporary differences between the financial reporting and the tax bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance to the extent that realization of the related deferred tax asset is not assured.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Revenue Recognition

Interest is recognized as revenue when earned according to the terms of the loans, using the effective interest method. Company does  not accrue interest income on loans once they are determined to be impaired. A loan is impaired when based on current information and events, it is probable that Company will be unable to collect all amounts due according to the contractual terms of the loan agreement or when the payment of interest is 90 days past due. Cash receipts will be allocated to interest income, except when such payments are specifically designated by the terms of the loan as principal reduction or when management does not believe Company’s investment in the loan is fully recoverable.

Net Loss Per Common Share

In accordance with SFAS No. 128, Earnings Per Share, basic loss per common share is computed by dividing net loss by the weighted average common shares outstanding during the periods presented. Diluted loss per common share is computed by dividing net loss by the weighted average common and potential dilutive common shares outstanding computed in accordance with the treasury stock method. For all periods presented, diluted loss per common share is the same as basic loss per common share because the effect of outstanding options is antidilutive due to the net loss for all period presented.

NOTE 1 – Nature of Operations and Summary of Significant Accounting Policies (cont.)

New Accounting Pronouncements

In September 2006, FASB issued Financial Accounting Statement (FAS) 157, Fair Value Measurements.  The Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements.  The provisions of FAS 157 are effective for the Company on or before January 1, 2008.  The provisions of this Statement shall be applied prospectively as of the date of adoption with a limited form of retrospective application to certain financial instruments that will result in cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings.  The Company is currently evaluating the impact of FAS 157 on its financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, (“FIN 48”) which clarifies the accounting for uncertainty in tax positions.  This interpretation requires the recognition of a tax position when it is more likely than not that the tax position will be sustained upon examination by relevant taxing authorities, based on the technical merits of the position.  The provisions of FIN 48 were effective for the Company on January 1, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings.  The Company adopted this statement without significant financial impact in the first quarter of 2007.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements” (SAB 108). SAB 108 addresses how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in current-year financial statements. SAB 108 requires an entity to quantify misstatements using a balance sheet and income-statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. The guidance is applicable for fiscal years ending after November 15, 2006. The Company currently does not believe that SAB 108 will have a material impact on its financial statements.

RECLASSIFICATIONS

The Company has elected to reclassify the balance sheet at December 31, 2006 for comparative purposes.  The reclassifications specifically relates to the classification of current assets and liabilities.  The reclassification did not impact previously report net loss or stockholder’s equity.

NOTE 2 – Property and Equipment

Property and equipment is comprised of the following:

	2007	2006
Furniture and fixtures	$ 15,870	$ -
Computers and other office equipment	11,771	-
Software	5,531	-
	33,172	-
Less accumulated depreciation	(3,597)
	$ 29,575	$ -

Depreciation expense related to the above assets was $3,597 and $0 for the years ended December 31, 2007 and 2006, respectively.

NOTE 3 – Investments in Notes Receivable

On April 30, 2007, the Company acquired a $2,000,000 promissory note issued by Assured Financial, a Minnesota LLC.  Assured Financial is a senior (1st position) real estate construction and development lender.  The Company acquired additional promissory notes issued by Assured Financial in the amounts of $466,000 note on June 30, 2007 and $34,000 on September 5, 2007. Total notes receivable issued by Assured Financial at December 31, 2007 is $2,500,000.  All notes mature on September 1, 2009 and bear interest at a rate of 15% per annum and are unsecured.  Interest is payable monthly.

NOTE 4 – Capital Lease Obligation

In March of 2007, the Company obtained a capital lease from US Express to finance equipment acquired.  The agreement bears interest at a rate of 3.15% per annum which matures on March 31, 2010. The monthly principal and interest payments are $150.  The balance of the note at December 31, 2007 was $2,693.

NOTE 5 – Note Payable

On November 17, 2006, the Company entered into an agreement with First Insurance Funding Corporation to finance insurance premiums.  The agreement bore interest at a rate of 7.55% per annum and matured in August 2007 and required monthly principal and interest payments of $8,254.  The balance of the note payable was $64,199 at December 31, 2006.

On November 17, 2007, the Company entered into a new agreement with First Insurance Funding Corporation to finance insurance premiums. The agreement bears interest at a rate of 7.55% per annum and will mature in August 2008 and requires monthly principal and interest payments of $8,254. The balance of the note payable was $64,174 at December 31, 2007.

NOTE 6 – Notes – Series A

The Company issued $225,000 and $6,605,000 of Five Year Notes-Series A (“Notes”) on December 24, 2006 and during the twelve month period ended December 31, 2007, respectively, pursuant to a registration statement on Form S-1 (the “Registration Statement”).  The Notes are due in December 2011 and 2012 and bear interest at a fixed rate (calculated based upon a 360-day year) of ten percent (10%) per annum. Interest is payable monthly with the first interest payment commencing thirty (30) days from issuance.

The Notes are not listed on any securities exchange and there is no public trading market for the Notes.  The Company may redeem the Notes after two years and upon at least 30 days written notice. The Notes are general unsecured obligations and are subordinated in right to payment to all future, if any, senior debt of the Company.

NOTE 7 – Due To Parent

Capital Solutions converted advances of $77,736 in 2005 into common stock at $1.00 per share, and $319,945 in 2006 into common stock at $2.00 per share.

NOTE 8 – Income Taxes

At December 31, 2007, the Company had net operating loss carryforwards of approximately $1,300,000 for federal and state income tax purposes, respectively, that are available to offset future taxable income and begin to expire in the year 2025.  No benefit has been recorded for any loss carryforwards, and utilization in future years may be limited under Sections 382 and 383 of the Internal Revenue Code if significant ownership changes have occurred or from future tax legislation changes.

The Company records a valuation allowance to reduce the carrying value of the net deferred taxes to an amount that is more likely than not to be realized. The increase in the valuation allowance was  $85,416  for the year ended December 31, 2006.  The benefit for income taxes differs from the amount computed by applying the U.S. federal income tax rate to loss before income taxes as follows:

Expected benefit at statutory rate	$ (416,000)	$ (72,602)
State tax effects	(117,000)	(12,814)
Increase in valuation allowance	533,000	85,416

The following is a summary of deferred taxes at December 31, 2007 and 2006:

	2007	2006
Deferred tax asset:
Pre-opening costs	$ 3,094	$ 3,094
Net operating loss	529,906	93,307
Valuation allowance	(533,000)	(96,401)
	$ -	$ -

NOTE 9 – Stockholder’s Equity (Deficit)

Stock Options

On January 1, 2006, the Company issued nonqualified stock options to Company employees/directors to acquire an aggregate of 25,200 shares of common stock at $2.00 per share. The options vest on future contingent events as defined in the stock option agreements and expire ten years from the date of grant. Unexercised options are canceled 90 days after termination, and unvested awards are canceled on the date of termination of employment.

During the year ended December 31, 2006, 25,200 options were issued to board members, of which 8,400 options were exercisable at December 31, 2006.  In accordance with SFAS No. 123R the Company assessed performance based stock options and recorded compensation expense of $20,000 for the year ended December 31, 2006.

The Company calculates expected volatility for stock options using 40% volatility as the Company believes the expected volatility will approximate this volatility.  The Company estimates the forfeiture rate for stock options of 0% as there is no historical data and the Company believes all stock options issued to date will vest.

The risk-free rates for the expected terms of the stock options are based on the U.S. Treasury yield curve in effect at the time of grant.

The weighted average remaining contractual term of options exercisable at December 31, 2007, was 8 years.

The following table summarizes information about stock options outstanding at December 31, 2007:

	Options	Weighted Average Exercise Price	Range of Option Exercise Price
Options outstanding - December 31, 2005	-	-	-
Granted	25,200	2.00	2.00
Canceled or expired	-	-	-
Exercised	-	-	-
Options outstanding - December 31, 2006	25,200	$ 2.00	$ 2.00
Options exercisable - December 31, 2006	8,400	$ 2.00	$ 2.00
Options exercisable - December 31, 2007	8,400	$ 2.00	$ 2.00

As of December 31, 2007 and 2006 there was $14,736 and $14,736, respectively, of total unrecognized compensation costs related to the outstanding stock options, which is expected to be recognized over a weighted average period of one year once it becomes probable that the contingent events will occur.

The fair value of the options granted in 2006 was $25,200.  The company estimates the fair value of the nonqualified stock options using the Black-Scholes option pricing model with the following assumptions for options granted in 2006; no dividend yield; expected volatility of 40%; risk free interest rate of 4.5%; and expected life of ten years.

NOTE 10 – Significant Customers

For the years ended December 31, 2007 and 2006, the Company had a single customer for its investments to whom interest revenue accounted for approximately 70% and 0%, respectively, of total revenue.  Interest receivable due from this customer was $31,849 and $0 at December 31, 2007 and 2006, respectively.

NOTE 11 – Marketing Support and Wholesaler Agreement

The Company entered into an agreement with Financial Products Distributors ("Distributor") on December 6, 2006, for wholesale distribution of its 5 year Note offering to NASD registered broker-dealers. The Distributor is compensated under the agreement based on the total volume of Note sales by broker-dealers. The compensation scale has 5 tiers and ranges from 3%-4% of Notes sold. There is no minimum compensation, and the maximum compensation would be earned if all $100 million of Notes were sold.  Amounts expensed in the years ended December 31, 2007 and 2006, under this agreement, were, $15,250 and $0, respectively.

NOTE 12 – Operating Leases

We currently lease space for our operations in Corte Madera, California.  The lease for the California office expires in March 2009.  The terms and conditions of the lease are normal and customary.

Rental expense was #22,804 and $0 for the years ending December 31, 2007 and 2006, respectively.  Future minimum lease payments due under this agreement is $45,007 for 2008 and $11,387 for 2009.

NOTE 13 – Subsequent Events

The interest on the $2,500,000 investments in notes receivable with Assured financial at a 15% interest rate was payable monthly.  In January of 2008 the Company agreed with Assured Financial to defer collection of current interest payments for a twelve month period beginning in January of 2008.  The Company will receive an additional payment of 10% ($250,000) at the end of the deferment period.

As of June 30, 2008, the Company loaned Real Equity Solutions, Inc. (“RES”) $1,980,485 in the form of a promissory note.  RES is a senior (1st position) real estate lender with a 1st position secured loan on properties located in California.  The notes mature in 2009 at an interest rate of 15% and are secured.

The Company issued in 2008 $1,205,000 of Five Year Notes-Series A (“Notes”) through July 13, 2008 pursuant to a registration statement on Form S-1 (the “Registration Statement”).  The Notes are due in 2013 and bear interest at a fixed rate (calculated based upon a 360-day year) of ten percent (10%). Interest is payable monthly with the first interest payment commencing thirty (30) days from issuance.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.                      Other Expenses of Issuance and Distribution.

The following table sets forth expenses and costs payable by the Registrant expected to be incurred in connection with the issuance and distribution of the securities described in this registration statement. All amounts are estimated except for the Securities and Exchange Commission’s registration fee.

	Amount
Registration fee under Securities Act	$ 20,000*
Legal fees and expenses	487,000	*
Accounting fees and expenses	137,000	*

Printing expenses	76,000	*

Trustee and administrator fees	110,000	*
Miscellaneous expenses	170,000	*†

Total	$1,000,000
[Missing Graphic Reference]
*	estimated at time of this prospectus
†	includes marketing and blue sky filing expenses

Item 14.                      Indemnification of Directors and Officers

The Registrant is organized under the laws of the State of Delaware and is governed by the Delaware General Corporation Law, as in effect or hereafter amended (the “DGCL”). The DGCL requires that the Registrant indemnify a director or officer as follows: “[t]o the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) or (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.”

The DGCL provides that the Registrant may indemnify a director or officer who is a party to a proceeding against liability incurred in the proceeding if: (i) the director or officer acted in good faith; and (ii) in a manner the director or officer reasonably believed to be in or not opposed to the best interests of the corporation; and (iii) in the case of any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful.

The Registrant’s Certificate of Incorporation provides that no director shall be personally liable to the Registrant or any of its stockholders for any monetary damages for any breach of fiduciary duty by such director, except to the extent provided by applicable law (i) for a breach of the director’s duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. These provisions may limit the Registrant and its shareholders from holding a director personally liable for certain acts or omissions.

The Registrant may maintain directors and officers liability insurance, which insures against liabilities that directors or officers of the Registrant may incur in such capacities.

Item 15.                      Recent Sales of Unregistered Securities

In January 2006, we granted stock options to our officers, for services, to purchase 240 shares of our common stock, at an exercise price of $200 per share  These options vest (in 20 share increments) as follows: (1) filing of the registration statement of the Notes, (2) the effective date of the registration statement of the Notes, (3) the aggregate sale of $25,000,000 of the Notes, (4) the aggregate sale of $50,000,000 of the Notes, (5) the aggregate sale of $75,000,000 of the Notes, and (6) the aggregate sale of $100,000,000 of the Notes.  These stock options will expire 10 years after they were granted.

In January 2006, we granted stock options to our director, for services, to purchase 12 shares of our common stock, at an exercise price of $200 per share  These options (in 2 share increments) vest as follows: (1) filing of the registration statement of the Notes, (2) the effective date of the registration statement of the Notes, (3) the aggregate sale of $25,000,000 of the Notes, (4) the aggregate sale of $50,000,000 of the Notes, (5) the aggregate sale of $75,000,000 of the Notes, and (6) the aggregate sale of $100,000,000 of the Notes.  These stock options will expire 10 years after they were granted

In June 2008, we granted stock options to certain of our directors, for services, to purchase 24 shares of our common stock, at an exercise price of $200 per share.  Eight of these options vest immediately upon granting, and the remaining options vest (in 4 share increments) as follows: (1) the aggregate sale of $25,000,000 of the Notes, (2) the aggregate sale of $50,000,000 of the Notes, (3) the aggregate sale of $75,000,000 of the Notes, and (4) the aggregate sale of $100,000,000 of the Notes.  These stock options will expire 10 years after they were granted.

All of these options were issued pursuant to section 4(2) of the Securities Act of 1933 as amended.

Item 16.                      Exhibits and Financial Statement Schedules.

The following documents are filed as exhibits to this registration statement:

Exhibit No.	Description

3.1 3.2	Articles of Incorporation of CS Financing Corporation† Amendment to Articles of Incorporation

3.3	Bylaws of CS Financing Corporation†
4.1	Form of Indenture†

4.2	Form of 5 Year Note†

5	Opinion regarding legality†

10.1	Hennessey Loan and Security Agreement†

10.2	Audited Financial Statements of Hennessey†

10.3	Market Support and Wholesale Agreement†

10.4	First Amendment to Hennessey Loan Agreement†

10.5	Redpath Director Stock Option Agreement†*

10.6	Redpath Employee Stock Option Agreement†*

10.7	Bozora Director Stock Option Agreement†*

10.8	Bozora Employee Stock Option Agreement†*
10.9	Subscription Agreement of Capital Solutions Management, L.P.†

10.10	Second Amendment to Hennessey Loan and Security Agreement†

10.11	Hennessey Schedule of Total Return Performance†

10.12	Third Amendment to Hennessey Loan and Security Agreement†

10.13	Fourth Amendment to Hennessey Loan and Security Agreement†

10.14	Subordination and Intercreditor Agreement†

10.15	Loan Sale Agreement†

10.16 10.17 10.18 10.19 14
RES Lending Facility letter agreement †

Summary of unwritten compensation arrangements

Compensation arrangement for Mark Williams, Chief Financial Officer

Form of Director Stock Option Agreements for Directors Ammiro, Brosche, Regalia, and Williams*

Code of Ethics †

23.1	Consent of US Bank†

23.2 23.5	Consent of LL Bradford & Company* Consent of Hinshaw & Culbertson LLP †

24	Power of Attorney†
25	Statement of Eligibility of Trustee†

[Missing Graphic Reference]†Previously filed * Compensation arrangement

Item 17.                      Undertakings.

The undersigned Registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the “Act”);

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.
That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (“SEC”) such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Corte Madera, State of California.

CS FINANCING CORPORATION

By:	/s/ Timothy R. Redpath
TIMOTHY R. REDPATH
Chief Executive Officer, Treasurer, Secretary, Director
(Principal Executive Officer)
Dated: June 5, 2008 By: /s/ Mark Williams MARK WILLIAMS Chief Financial Officer (Principal Financial And Accounting Officer) Dated: June 5, 2008

Dated:
/s/ Michael W. Bozora	President and Director	June 5 , 2008
MICHAEL W. BOZORA

/s/ Timothy R. Redpath	Chief Executive Officer, Treasurer,	June 5, 2008
TIMOTHY R. REDPATH	Secretary, Director

/s/ Theodore J. Ammiro	Director	June 5, 2008
THEODORE J. AMMIRO

/s/ Alfred W. Williams	Director	June 5, 2008
ALFRED W. WILLIAMS

/s/ Dean Mark Brosche	Director	June 5, 2008
DEAN MARK BROSCHE

/s/ Andrew M. Regalia	Director	June 5, 2008
ANDREW M. REGALIA

Exhibit No.	Description

3.1	Articles of Incorporation of CS Financing Corporation† Amendment of Articles of Incorporation (to reduce number of authorized shares) †

3.12	Bylaws of CS Financing Corporation†

4.1	Form of Indenture†

4.2	Form of 5 Year Note†

5	Opinion regarding legality†

10.1	Hennessey Loan and Security Agreement†

10.2	Audited Financial Statements of Hennessey†

10.3	Market Support and Wholesale Agreement†

10.4	First Amendment to Hennessey Loan Agreement†

10.5	Redpath Director Stock Option Agreement†

10.6	Redpath Employee Stock Option Agreement†

10.7	Bozora Director Stock Option Agreement†

10.8	Bozora Employee Stock Option Agreement†

10.9	Subscription Agreement of Capital Solutions Management, L.P.†

10.10	Second Amendment to Hennessey Loan and Security Agreement†

10.11	Hennessey Schedule of Total Return Performance†

10.12	Third Amendment to Hennessey Loan and Security Agreement†

10.13	Fourth Amendment to Hennessey Loan and Security Agreement†

10.14	Subordination and Intercreditor Agreement†

10.15	Loan Sale Agreement†

10.16 10.17 10.18 10.19 14
RES Lending Facility

Summary of unwritten compensation arrangements

Compensation arrangement for Mark Williams

Form of Director Stock Option Agreements for Directors Ammiro, Brosche, Regalia, and Williams
Code of Ethics †

23.1	Consent of US Bank†

23.2	Consent of L.L. Bradford & Company
3.5	Consent of Hinshaw & Culbertson LLP †

24	Power of Attorney†

25	Statement of Eligibility of Trustee†

[Missing Graphic Reference]
†           Previously filed.

CS FINANCING CORPORATION
(A DEVELOPMENT STAGE COMPANY)

CROSS-REFERENCE TABLE

Trust Indenture Act Section		Indenture Section
310	(a)(1)	7.10
	(a)(2)	10
	(a)(3)	N.A.
	(a)(4)	N.A.
	(b)	7.8; 7.10; 11.2
	(c)	N.A.
311	(a)	7.11
	(b)	7.11
	(c)	N.A.
312	(a)	2.6
	(b)	11.3
	(c)	11.3
313	(a)	7.6
	(b)(1)	N.A.
	(b)(2)	7.6
	(c)	11.2
	(d)	7.6
314	(a)	4.2; 11.2
	(b)	N.A.
	(c)(1)	11.4
	(c)(2)	11.4
	(c)(3)	N.A.
	(d)	N.A.
	(e)	11.5
	(f)	4.3
315	(a)	7.1	(b)
	(b)	7.5; 11.2
	(c)	7.1	(a)
	(d)	7.1	(c)
	(e)	6.11
316	(a)(last sentence)	2.10
	(a)(1)(A)	6.5
	(a)(1)(B)	6.4
	(a)(2)	N.A.
	(b)	6.7
317	(a)(1)	6.8
	(a)(2)	6.9
	(b)	2.5
318	(a)	11.1

[Missing Graphic Reference]
N.A. means not applicable.

* This Cross-Reference Table is not part of the Indenture